RECEIVED
2004 MAY -7 P 2:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Rabobank Nederland**
*Directoraat Control Rabobank Groep*

*Sender* UC-G 717, Postbus 17100, 3500 HG Utrecht

*Visiting address* Croeselaan 18, Utrecht

*Telephone* 00 31 302162615
*Fax* 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04024964

*Our reference* BB/jcd
*Date* 7 april 2004

SUPPL

*Subject* **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period March 2004 and the Pricing Supplements of March/February 2004 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

5/11

Rabobank



## Latest News

**Good Performance Rabobank Group in an Economically Difficult Year**
**08-03-2004**

- Net profit up 12% in 2003
- Tier I ratio: 10.8
- Private sector lending up 11%
- Savings up 8%
- Assets managed and held in custody up 10%
- Insurance premium income up 6%
- Lease portfolio up 11%

Looking back on 2003, Bert Heemskerk, Chairman of the Executive Board of Rabobank Group, described the year as "satisfactory". "Rabobank Group performed well in 2003. Net profit increased by 12%, which means that we achieved our long-term target. We managed this by achieving a strong increase in income in economically difficult times," Heemskerk said.

Outlook for 2004
Heemskerk's outlook for 2004 is moderately optimistic: "Some economic improvement is expected this year. Against this background, an increase in our income should be possible. However, in order to attain our financial targets we must stick to our stringent cost management. Barring unforeseen circumstances, I expect further growth in net profit in 2004."

Full press release and all related information

Return to the overview

**contact inform**

**Press Relation**
PO-box 17100
3500 HG Utrech
The Netherland:
telephone: +31
telefax: +31 30
pressoffice@rn.

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nie



**COINS PRICING SUPPLEMENT**

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003, the last date of the last interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002, the date of the last published annual accounts.

On 15 January 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 we announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. In addition, we announced that Rabobank Nederland will acquire a 5% stake in Eureko B.V. Eureko and Rabobank Nederland will also enter into an agreement of cross-representation on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.A copy

of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2. | (i) | Series Number: | COINs 7 |
| | (ii) | Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | | Euro ("EUR") |
| 4. | Aggregate Nominal Amount: | | EUR 508,000 |
| | (i) | Series: | EUR 508,000 |
| | (ii) | Tranche: | EUR 508,000 |
| 5. | (i) | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount less the commission referred to in item 23 (iii) |
| | (ii) | Net proceeds: | EUR 502,412 |
| 6. | Specified Denominations: | | EUR 1,000 |
| 7. | (i) | Issue Date: | 31 March 2004 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8. | Maturity Date: | | 31 March 2008 |
| 9. | Interest Basis: | | 2.55 per cent. Fixed Rate |
| 10. | Redemption/Payment Basis: | | Redemption at par |
| 11. | Status of the Notes: | | Senior |
| 12. | Listing: | | Luxembourg |
| 13. | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 14. | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 2.55 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 31 March in each year, not adjusted |
| | (iii) | Fixed Coupon Amount(s): | EUR25.50 per EUR 1,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |

| | | | |
|---|---|---|---|
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ISMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | 31 March in each year, commencing on 31 March 2005 |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 15. | **Floating Rate Provisions** | | Not Applicable |
| 16. | **Zero Coupon Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| 17. | **Final Redemption Amount** | | Nominal Amount |
| 18. | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| 19. | **Form of Notes:** | | Bearer Notes |
| | (i) | Temporary or permanent Global Note: | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 20. | Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | TARGET |
| 21. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| 22. | Other terms or special conditions: | | So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition |

| | |
|---|---|
| | 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | |
|---|---|
| 23. (i) Names of Managers: | Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)<br>(Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.) |
| (ii) Stabilising Manager (if any): | Deutsche Bank AG London |
| (iii) Dealer's Commission: | 1.10 per cent. |
| 24. Additional selling restrictions: | Not Applicable |

**OPERATIONAL INFORMATION**

| | |
|---|---|
| 25. ISIN Code: | XS0189275273 |
| 26. Common Code: | 018927527 |
| 27. Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) | WKN: AOAXHE |
| 28. Delivery: | Delivery against payment |
| 29. The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Paying Agent |

**GENERAL**

| | |
|---|---|
| 30. The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| 31. In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| 32. In the case of Notes offered in Switzerland: | |
| Articles of Association of the Issuer: | The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to |

article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

| | | |
|---|---|---|
| 33. | Cost of issue: | None |
| 34. | Effective yield at Issue Price of 100%: | 2.55 per cent., per annum |
| 35. | Subscription period: | 22 March 2004 to 26 March 2004 |
| 36. | Date of Pricing Supplement: | 29 March 2004 |
| 37. | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

# ANNEX A

**IN THE CASE OF NOTES OFFERED IN SWITZERLAND:**

| | | |
|---|---|---|
| The registered seat of the Issuer is at: | | Amsterdam |

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

| | | |
|---|---|---|
| (i) | The auditors of the Issuer: | Ernst&Young |
| (ii) | The registered seat of the auditors of the Issuer: | Utrecht |
| (i) | Articles of Association of the Issuer: | See item 31 of the Pricing Supplement |

| | |
|---|---|
| The head of long-term funding of the Issuer approved the issue of the Notes on: | 26 March 2004 |

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

**Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

## SCHEDULE 1

# FINANCIAL STATEMENTS 2002 OF THE RABOBANK GROUP

SCHEDULE 2

# INTERIM REPORT 2003 OF THE RABOBANK GROUP

nV

RECEIVED
2004 MAY -7 P 2:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Pricing Supplement**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**RABO AUSTRALIA LIMITED**
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

**RABOBANK IRELAND plc**
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**SERIES NO: 991A**
**TRANCHE NO: 1**

**USD 250,000,000 Variable Rate Notes 2004 due 30 March 2009**

Issue Price: 100.00 per cent.

**Credit Suisse First Boston (Europe) Limited**

The date of this Pricing Supplement is 26 March 2004

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002 being the date of the latest audited financial statements of Rabobank Group.

On 15 January 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition by De Lage Landen of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 it was announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) had signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea through Local Rabobanks and its own distribution channels. In addition, it was announced that Rabobank Nederland will acquire a 5% stake in Eureko B.V. Eureko and Rabobank Nederland will also enter into an agreement of cross-representation on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 991A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | U.S. dollars (USD) |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | USD 250,000,000 |
| | (ii) | Tranche: | USD 250,000,000 |
| 5 | (i) | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount of the Notes |
| | (ii) | Net proceeds: | USD 250,000,000 |
| 6 | Specified Denominations: | | USD 1,000; USD 10,000 and USD 100,000 |
| 7 | Issue Date: | | 30 March 2004 |
| 8 | Maturity Date: | | 30 March 2009 |
| 9 | Domestic Note: (if Domestic Note, there will be gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | Variable rate, as more fully explained in the Schedule |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Call |
| 14 | Status of the Notes: | | Senior |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 17 | **Fixed Rate Note Provisions** | Not Applicable- see Schedule for interest calculation |
| 18 | **Floating Rate Provisions** | Not Applicable- see Schedule for interest calculation |
| 19 | **Zero Coupon Note Provisions** | Not Applicable |
| 20 | **Index Linked Interest Note Provisions** | Not Applicable |
| 21 | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| 22 | **Call Option** | | Not Applicable |
| | (i) | Optional Redemption Date(s): | 30 September 2004 and every Interest Payment Date thereafter, subject in each case to adjustment in accordance with the Modified Following Business Day Convention |
| | (ii) | Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | 100.00 per cent. of the Aggregate Nominal Amount |
| | (iii) | If redeemable in part: | Not Applicable |
| | (a) | Minimum nominal amount to be redeemed: | Not Applicable |
| | (b) | Maximum nominal amount to be redeemed: | Not Applicable |
| | (iv) | Option Exercise Date(s): | Not Applicable |
| | (v) | Description of any other Issuer's option: | Not Applicable |
| | (vi) | Notice Period: | No later than five (5) Business Days prior to the Optional Redemption Date |
| 23 | **Put Option** | | Not Applicable |
| 24 | **Final Redemption Amount** | | 100.00 per cent. of the Aggregate Nominal Amount |
| 25 | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **26** | **Form of Notes:** | Bearer Notes |
| | (i) Temporary or Permanent Global Note/Certificate: | Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 4 May 2004 upon certification as to non-U.S. beneficial ownership |
| | (ii) Applicable TEFRA exemption: | D Rules |
| **27** | Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | London and New York |
| **28** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| **29** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **30** | Details relating to Instalment Notes: | Not Applicable |
| **31** | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **32** | Consolidation provisions: | Not Applicable |
| **33** | Other terms or special conditions: | So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | |
|---|---|---|
| 34 | (i) If syndicated, names of Managers: | Not Applicable |
| | (ii) Stabilising Manager (if any): | Not Applicable |
| | (iii) Dealer's Commission: | Not Applicable |
| 35 | If non-syndicated, name of Dealer: | Credit Suisse First Boston (Europe) Limited |
| 36 | Additional selling restrictions: | The Netherlands:<br>The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside The Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with. |
| 37 | Cost of Issue: | Not Applicable |
| 38 | Subscription period: | Not Applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 39 | ISIN Code: | XS0187516660 |
| 40 | Common Code: | 018751666 |
| 41 | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): | Not Applicable |
| 42 | Delivery: | Delivery against payment |
| 43 | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents and Deutsche Bank Luxembourg S.A. as Listing Agent |

**GENERAL**

| | | |
|---|---|---|
| 44 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| 45 | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.796791, producing a sum of (for Notes not denominated in Euro): | EUR 199,197,750 |
| 46 | In the case of Notes listed on the Official Segment of the Stock Market of | Not Applicable |

Euronext Amsterdam N.V.:

| | | |
|---|---|---|
| **47** | Effective yield at Issue Price: | Not Applicable |
| **48** | Date of Pricing Supplement: | 26 March 2004 |
| **49** | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

## SCHEDULE

If, on the Interest Determination Date, the Reference Rate is equal to or less than 5.50 per cent. the Interest Rate shall be the aggregate of the Reference Rate and a Margin of 1.215 per cent..

If, on the Interest Determination Date, the Reference Rate is greater than 5.50 per cent. the Interest Rate shall be 4.00 per cent..

For the purposes of this Appendix, "**Reference Rate**" means the rate calculated in accordance with Condition 5(c)(B) of the Notes, except that references therein to Interest Rate shall mean Reference Rate, and for which the following information will apply:

| | | |
|---|---|---|
| 1 | Relevant Time: | 11:00 a.m. London time |
| 2 | Interest Determination Date: | Two London Business Days prior to the first day in each Interest Period |
| 3 | Primary Source for rate: | Telerate page 3750 at approximately 11.00am London time.<br>If Telerate page 3750 is cancelled or unavailable the fall back provisions described under the Definition of USD-LIBOR contained within the Annex of the 2000 ISDA Definition shall apply. |
| 4 | Manner in which the Rate(s) of Interest is/are to be determined | Screen Rate Determination |
| | (i) Interest Period Date(s) | Interest Payment Date |
| | (ii) Party responsible for calculating the Rate(s) of Interest Amount(s) (if not the Calculation Agent): | Not Applicable |
| | (iii) Screen Rate Determination (Condition 5(c)(B)): | Applicable |
| 5 | Relevant Financial Centre: | London and New York |
| 6 | Benchmark: | 6 month USD LIBOR |
| 7 | Representative Amount: | USD 250,000,000 |
| 8 | Relevant Currency: | USD |
| 9 | Specified Duration: | 6 months |
| 10 | (i) Interest Periods: | From and including 30 March to but excluding 30 September in each year, and from and including 30 September to but excluding 30 March in each year |
| | (ii) Specified Period(s)/Specified Interest Payment Dates: | 30 March and 30 September in each year from and including 30 September 2004 to and including the Maturity Date, subject to the Call Option |
| | (iii) Business Day Convention: | Modified Following Business Day Convention |

| | | |
|---|---|---|
| (iv) | Additional Business Centre(s) (Condition 1(a)): | London |
| (v) | Day Count Fraction (Condition 1(a)): | 30/360 (unadjusted) |

nl

RECEIVED
2004 MAY -7 P 2:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Pricing Supplement**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**

**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**

**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**RABO AUSTRALIA LIMITED**
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
**RABOBANK IRELAND plc**
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**SERIES NO: 990A**
**TRANCHE NO: 1**
**EUR 100,000,000 FIXED RATE TO INDEX LINKED INTEREST BONDS DUE 26 MARCH 2014**

Issue Price: 100.00 per cent.

**BNP PARIBAS**

The date of this Pricing Supplement is 24 March 2004.

This Pricing Supplement, under which the Bonds described herein (the "**Bonds**") are issued, contains the final terms of the Bonds and must be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Bond Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

On 15 January 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 we announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. In addition, we announced that Rabobank Nederland will acquire a 5% stake in Eureko B.V. Eureko and Rabobank Nederland will also enter into an agreement of cross-representation on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" will have the same meaning.

Important Notice

POTENTIAL PURCHASERS OF THE BONDS SHOULD BE AWARE THAT SOME OF THE COUPONS THEREON ARE LINKED TO THE VALUE OF A BASKET OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE BONDS.

THE BONDS ARE INTENDED FOR PURCHASE ONLY BY INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH AN INVESTMENT. An investment in debt Instruments linked to shares issued by third parties entails significant risks not associated with investments in a conventional debt security.

Any entity that intends to purchase the Bonds should only do so if it understands:

a) that the Bonds are intended for purchase by an entity if it is a sophisticated institutional investor and has such knowledge and experience in financial and business matters and expertise in assessing credit risk that it is capable of evaluating the merits, risks and suitability of investing in the Bonds; and that it is relying exclusively on its own sources of information and credit analysis with respect to the Shares and the Reference Companies;

b) that (i) neither the Issuer and the Calculation Agent nor any of their Affiliates (together, the "Relevant Entities") have provided any advice with respect to the Shares or the Reference Companies, (ii) none of the Relevant Entities has made or makes any representation as to the credit quality of the Reference Companies or the Shares, and (iii) the Relevant Entities may have acquired, or during the term of the Bonds may acquire, non-public information with respect to the Reference Companies or the Shares, which will not be provided to the Bondholders;

c) that the Relevant Entities may have existing or future business relationships with the Reference Companies (including, but not limited to, lending, depository, risk management, corporate advisory and banking relationships), and will pursue actions and take steps that they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for the holders of the Bonds;

d) that the Bonds do not represent a claim against the Reference Companies or an investment in the Shares, and that neither it nor any subsequent holders of the Bonds will have recourse under the Bonds to any of the Reference Companies;

e) that the Bonds are intended for purchase only by an entity if it has determined, based on its own independent review and such professional advice as it has deemed appropriate under the circumstances, that its acquisition of the Bonds (i) is fully consistent with its (or if it is acquiring the Bonds in a fiduciary capacity, the beneficiary's) financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and restrictions applicable to it (whether acquiring the Bonds as principal or in a fiduciary capacity), and (iii) is a fit, proper and suitable investment for it (or if it is acquiring the Bonds in a fiduciary capacity, for the beneficiary);

f) that no Relevant Entity accepts any responsibility for determining or investigating whether the acquisition of the Bonds by any entity is lawful under the laws of jurisdiction of that entity's incorporation and the jurisdiction in which it operates (if different), and whether such acquisition will contravene any law, regulation or regulatory policy applicable to it; and

g) that in connection with the issue and sale of the Bonds, no Relevant Entity has acted otherwise than in the capacity of an arm's-length contractual counterparty and no Relevant Entity shall, unless agreed to the contrary in writing, act as the entity's financial adviser or fiduciary.

References to "Affiliates" includes any entity controlled, directly or indirectly, by the Issuer or the Calculation Agent as the case may be, any entity that controls, directly or indirectly, the Issuer or the Calculation Agent as the case may be, and any entity under common control with the Issuer or with the Calculation Agent as the case may be. As used herein, "control" means ownership of a majority of the voting power of the entity or, as the case may be, the Issuer and "controlled by" and "controls" shall be construed accordingly.

## DISCLAIMER

The Bonds are not in any way sponsored, endorsed or promoted by the Reference Companies. The Reference Companies have no obligation to take the needs of the Bondholders or Couponholders into consideration for any purposes.

| | | | |
|---|---|---|---|
| 1 | | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 990A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | Euro ("EUR") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | EUR 100,000,000 |
| | (ii) | Tranche: | EUR 100,000,000 |
| 5 | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| 6 | Specified Denominations: | | EUR 10,000 |
| 7 | Issue Date: | | 26 March 2004 |
| 8 | Maturity Date: | | 26 March 2014 |
| 9 | Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax): | | No |
| 10 | Interest Basis: | | 5.75 per cent. Fixed Rate changing into Index Linked Interest thereafter |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/ Payment Basis: | | Fixed Rate from and including the Issue Date to but excluding 26 March 2007 and Index Linked Interest from and including 26 March 2007 to but excluding the Maturity Date. |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | Status of the Bonds: | | Senior |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Bond Provisions** | | Applicable from and including the Issue Date to but excluding 26 March 2007 |
| | (i) | Rate(s) of Interest: | 5.75 per cent. per annum payable annually in arrear |

| | | | |
|---|---|---|---|
| | (ii) | Interest Payment Date(s): | 26 March 2005, 26 March 2006 and 26 March 2007 |
| | (iii) | Fixed Coupon Amount(s): | EUR 575 per EUR 10,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | 30/360 |
| | (vi) | Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Bonds: | The Interest Payment Dates are subject to adjustment in accordance with the Following Business Day Convention, but without any subsequent adjustment to the Fixed Coupon Amount payable. |
| **18** | **Floating Rate Provisions** | | Not Applicable |
| **19** | **Zero Coupon Bond Provisions** | | Not Applicable |
| **20** | **Index Linked Interest Bond Provisions** | | Applicable from and including 26 March 2007 to but excluding the Maturity Date |
| (i) | Index/Formula | | Indexed to a basket of shares as further described in the Annex attached hereto. |
| (ii) | Calculation Agent responsible for calculating the interest due: | | BNP Paribas |
| (iii) | Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: | | As described in the Annex attached hereto. |
| (iv) | Interest Periods/Interest Payment Dates: | | 26 March in each year from and including 26 March 2008 to and including the Maturity Date. |
| (v) | Business Day Convention: | | Following Business Day Convention, but without adjustment to the amount of interest payable |
| (vi) | Additional Business Centre(s) (Condition 1(a)): | | Not Applicable |
| (vii) | Minimum Rate of Interest: | | 0.00 per cent. per annum |
| (viii) | Maximum Rate of Interest: | | Not Applicable |
| (ix) | Day Count Fraction (Condition 1(a)) | | 30/360 |
| **21** | **Dual Currency Bond Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| 22 | **Call Option** | | Not Applicable |
| 23 | | **Put Option** | Not Applicable |
| 24 | | **Final Redemption Amount** | Nominal Amount |
| 25 | | **Early Redemption Amount** | Applicable |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE BONDS**

| | | | |
|---|---|---|---|
| 26 | | **Form of Bonds:** | Bearer Bonds |
| | (i) | Temporary or permanent global Bond/Certificate: | Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent global Bond. |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 27 | | Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | TARGET |
| 28 | | Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature): | No |
| 29 | | Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment: | Not Applicable |
| 30 | | Details relating to Instalment Bonds: | Not Applicable |
| 31 | | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |

| | | | |
|---|---|---|---|
| 32 | | Consolidation provisions: | Not Applicable |
| 33 | | Other terms or special conditions: | As described in the Annex attached hereto. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34 | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealer's Commission: | Not Applicable |
| 35 | | If non-syndicated, name of Dealer: | BNP Paribas |
| 36 | | Additional selling restrictions: | The Netherlands:<br><br>"The Bonds may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Bonds are or will be offered will be complied with " |
| 37 | | Costs of Issue: | Not Applicable |
| 38 | | Subscription Period | Not Applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 39 | ISIN Code: | XS0188870884 |
| 40 | Common Code: | 018887088 |
| 41 | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s): | Not Applicable |
| 42 | Delivery: | Delivery against payment |
| 43 | The Agents appointed in respect of the Bonds are: | Deutsche Bank AG London as Principal Paying Agent<br><br>BNP Paribas as Calculation Agent |

**GENERAL**

| | | |
|---|---|---|
| 44 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| 45 | The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro [ ] producing a sum of (for Bonds not denominated in Euro): | Not Applicable |

| | | |
|---|---|---|
| **46** | In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **47** | Effective yield at Issue Price: | Not Applicable |
| **48** | Date of Pricing Supplement: | 24 March 2004 |
| **49** | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

## ANNEX

### INDEX LINKED BOND PROVISIONS

The per annum Rate of Interest for each Interest Period shall be determined on the relevant Valuation Date by the Calculation Agent acting in its sole discretion as follows:

$$Max\left(0\%, \frac{1}{15} \times \sum_{i=1}^{15} PERF(i)t\right)$$

where

$$Perf_{(i)}\ t = \frac{SHARE_i^t - SHARE_i^{Initial}}{SHARE_i^{Initial}}$$

provided that if $Perf_{(i)}$ t is equal to or greater than 0, then $Perf_{(i)}$ t, in respect of this Valuation Date and each subsequent Valuation Date, will be fixed at 10.00%.

**Definitions**

"**Closing Price**" means in respect of each Share, the price per Share on the relevant Exchange as of the close of trading on such Exchange as determined by the Calculation Agent provided that if the price of such Share is not so quoted on that day (other than by reason of a Market Disruption Event) then the Closing Price shall be equal to an estimate of the closing price of such Share on such date as determined by the Calculation Agent in its sole discretion by reference to such factors and source(s) as it shall determine to be appropriate;

"**Exchange**" means in respect of each Share, the exchange on which such Shares are principally traded as set out in the Table below or any successor to such exchange or, if such exchange ceases to list or otherwise include such Shares, any other exchange on which such Shares are listed or traded for the time being and "Related Exchange" shall be construed accordingly.

"**Exchange Business Day**" means in respect of each Share, a day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on both the Exchange and Related Exchange in respect of such Shares other than a day on which trading on any such Exchange or Related Exchange is scheduled to close prior to its regular weekday closing time.

"**Market Disruption Event**" means in respect of each Share, the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the close of trading on the relevant Exchange of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by such exchange or otherwise) in:

(i) such Shares on the Exchange; or

(ii) any options contracts or futures contracts relating to such Shares on any Related Exchange,

if, in the determination of the Calculation Agent, such suspension or limitation is material.

The Calculation Agent shall as soon as practicable give notice to the Bondholders under Condition 12 of the occurrence of a Market Disruption Event on a Valuation Date.

"**Reference Company**" means each of the companies set out in the Table below.

"**Related Exchange**" means any exchange on which options contracts or futures contracts relating to each Share are traded.

"**$Share_i$**" means an ordinary share in the share capital of the applicable Reference Company as set out in the Table below and references to "**Share**" and "**Shares**" means ordinary share(s) in the share capital of each Reference Company generally. Annual and interim reports (if any) of each Reference Company will be available from the offices of the Paying Agent in Luxembourg on request.

"**$Share_{i, Initial}$**" means the Closing Price of $Share_i$ on 12 March 2004 for the European and USA related Shares and 15 March 2004 for the Japanese related Shares, as set out in the Table below.

"**$Share_{i, t}$**" means the Closing Price of $Share_i$ on the relevant Valuation Date.

"**Valuation Date**" means, in respect of each Interest Period, 12 March falling in such Interest Period from and including 12 March 2008 to and including 12 March 2014 provided that any if such day is not an Exchange Business Day in respect of any Share then the Valuation Date for such Share shall be the first succeeding day that is an Exchange Business Day in respect of such Share and provided further that there is no Market Disruption Event on that day. If the Calculation Agent determines in its sole discretion that on the Valuation Date for any Share a Market Disruption Event has occurred in respect of such Share then the Valuation Date for such Share shall be postponed until the next Exchange Business Day on which there is no Market Disruption Event provided that, notwithstanding anything in the Conditions to the contrary, if a Valuation Date has not occurred on or prior to the third Exchange Business Day following the originally designated Valuation Date then the Calculation Agent shall determine the Closing Price for such Share in its absolute discretion on that day regardless of whether there is a Market Disruption Event on that day. For the avoidance of any doubt, the Valuation Date for each Share not affected by a Market Disruption Event shall be 12 March of the relevant year or the first succeeding day that is an Exchange Business Day, as the case may be.

**OTHER PROVISIONS**

**Potential Adjustment Event Provisions:**
Following the declaration by a Reference Company of the terms of any Potential Adjustment Event the Calculation Agent shall in its sole and absolute discretion determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of any Share and, if so, shall (i) calculate the corresponding adjustment, if any, to be made to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions as the Calculation Agent in its sole and absolute discretion determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of such Potential Adjustment Event made by a Related Exchange to options on the Shares traded on that Related Exchange.

"**Potential Adjustment Event**" means in respect of each Reference Company any of the following:

(i) a subdivision, consolidation or reclassification of the Shares (unless a Merger Event) or a free distribution or dividend of any such Shares to existing holders by way of bonus, capitalisation or similar issue;

(ii) a distribution or dividend to existing holders of the Shares of (a) such Shares or (b) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Company equally or proportionately with such payments to holders of such Shares or (c) any other type of securities, rights or

warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

(iii) an extraordinary dividend;

(iv) a call by the Reference Company in respect of Shares that are not fully paid;

(v) a repurchase by the Reference Company of Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(vi) any other event having, in the opinion of the Calculation Agent, a diluting or concentrative effect on the theoretical value of the Shares.

Upon making any such adjustment, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12, stating the adjustment to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions and giving brief details of the Potential Adjustment Event.

**Potential Termination Provisions:**
Following the occurrence of a Potential Termination Event, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12 stating the occurrence of the Potential Termination Event, giving details thereof and the action proposed to be taken in relation thereto.

**"Potential Termination Event"** means any of Delisting, Insolvency, Merger Event or Nationalisation where:

**"Delisting"** means that the Shares cease for any reason to be listed on the relevant Exchange and as of the date of such de-listing are not listed on any other recognised stock exchange or quotation system in the same jurisdiction as the Exchange;

**"Insolvency"** means that by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting a Reference Company (i) the Shares of such Reference Company are required to be transferred to a trustee, liquidator or other similar official or (ii) the holders of the Shares become legally prohibited from transferring them;

**"Merger Date"** means, in respect of a Merger Event, the date upon which all holders of any of the Shares (other than, in the case of a take-over offer, Shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their Shares;

**"Merger Event"** means any (i) reclassification or change of the Shares that results in a transfer of or an irrevocable commitment to transfer all outstanding Shares, (ii) consolidation, amalgamation or merger of a Reference Company with or into another entity (other than a consolidation, amalgamation or merger in which the Reference Company is the continuing entity and which does not result in any such reclassification or change of all outstanding Shares of such Reference Company) or (iii) other take-over offer for the Shares of any Reference Company that results in a transfer of or an irrevocable commitment to transfer all such Shares (other than Shares owned or controlled by the offeror), in each case if the Merger Date is on or before the Valuation Date; and

**"Nationalisation"** means that all Shares of a Reference Company or all the assets or substantially all the assets of a Reference Company are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

If a Potential Termination Event occurs in relation to any Share, the Calculation Agent (or, in the case of (ii) below, the Issuer) in its sole and absolute discretion may take the action described in (i) or (ii) below:-

(i) determine in its sole and absolute discretion the appropriate adjustment, if any, to be made to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions to account for the Potential Termination Event and determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of the Potential Termination Event made by a Related Exchange to options on the Shares traded on that Related Exchange; or

(ii) redeem the Bonds early by giving notice to Bondholders in accordance with Condition 12. If the Bonds are so redeemed the Issuer shall pay an amount to the Bondholders on the Potential Termination Date that represents the fair market value of the Bonds taking into account the Potential Termination Event, less the cost to the Issuer of unwinding any related underlying hedging arrangements, all as determined by the Calculation Agent in its sole and absolute discretion. The Potential Termination Date shall be the date so determined by the Calculation Agent. Payment shall be made in such manner as shall be notified to the Bondholders in accordance with Condition 12.

Following the occurrence of a Potential Termination Event, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12 stating the occurrence of the Potential Termination Event, giving details thereof and the action proposed to be taken in relation thereto.

**Table**

| **$Share_i$** | **Reference Company** | **Currency** | **Country of incorporation** | **Bloomberg code** | **Exchange** | **$Share_{i,Initial}$** |
|---|---|---|---|---|---|---|
| 1 | Saint Gobain | EUR | France | SGO FP | Euronext Paris | 40.51 |
| 2 | Roche | CHF | Switzerland | ROG VX | Zurich Stock Exchange | 128.00 |
| 3 | Total | EUR | France | FP FP | Euronext Paris | 147.80 |
| 4 | Royal Bank of Scotland | GBP | Scotland | RBS LN | London Stock Exchange | 1,690.00 |
| 5 | Nokia | EUR | Finland | NOK1V FH | Helsinki Stock Exchange | 17.39 |
| 6 | Sony | JPY | Japan | 6758 JT | Tokyo Stock Exchange | 4,370.00 |
| 7 | Toyota | JPY | Japan | 7203 JT | Tokyo Stock Exchange | 3,860.00 |
| 8 | Canon | JPY | Japan | 7751 JT | Tokyo Stock Exchange | 5,270.00 |
| 9 | Takeda Chemicals | JPY | Japan | 4502 JT | Tokyo Stock Exchange | 4,600.00 |
| 10 | NTT Docomo | JPY | Japan | 9437 JT | Tokyo Stock Exchange | 222,000.00 |
| 11 | General Electrics | USD | USA | GE UN | NYSE | 30.60 |
| 12 | Microsoft | USD | USA | MSFT UQ | NASDAQ | 25.39 |
| 13 | Pfizer | USD | USA | PFE UN | NYSE | 35.29 |
| 14 | Wal-Mart Stores | USD | USA | WMT UN | NYSE | 58.48 |
| 15 | Exxon Mobiles | USD | USA | XOM UN | NYSE | 42.03 |

*Source: Bloomberg*

*******

NV



**Pricing Supplement**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
**RABO AUSTRALIA LIMITED**
**RABOBANK IRELAND plc**

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

## SERIES NO: 982A

## TRANCHE NO: 1

**Rabo USD 10,000,000 Callable Range Accrual Notes 2004 due 2007**

Issue Price: 100.00 per cent.

**Rabobank International**

The date of this Pricing Supplement is 22 March 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this document there has been no significant change in the financial or trading position of the Issuer since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

On 15 January 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 we announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. In addition, we announced that Rabobank Nederland will acquire a 5% stake in Eureko B.V. Eureko and Rabobank Nederland will also enter into an agreement of cross-representation on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

| | | | |
|---|---|---|---|
| 1 | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 982A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | United States Dollar ("USD") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | USD 10,000,000 |
| | (ii) | Tranche: | USD 10,000,000 |
| 5 | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| 6 | Specified Denominations: | | USD 250,000 |
| 7 | Issue Date: | | 24 March 2004 |
| 8 | Maturity Date: | | 24 March 2007 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | Floating Rate<br>(further particulars specified below, and in accordance with Annex A) |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Call<br>(further particulars specified below) |
| 14 | Status of the Notes: | | Senior |
| 15 | Listing: | | None |
| 16 | Method of distribution: | | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Note Provisions** | | Not Applicable |
| 18 | **Floating Rate Provisions** | | Applicable |
| | (i) | Interest Period(s): | The Interest Periods shall be from and including 24 March to but excluding 24 September and from and including 24 September to but excluding 24 March in each year |

| | | | |
|---|---|---|---|
| | (ii) | Specified Interest Payment Dates: | The Specified Interest Payment Dates shall be semi-annually in arrears, on 24 March and 24 September in each year, commencing on 24 September 2004 and ending on the Maturity Date. |
| | (iii) | Business Day Convention: | Modified Following Business Day Convention |
| | (iv) | Business Centre(s) (Condition 1(a)): | London , New York |
| | (v) | Manner in which the Rate(s) of Interest is/ are to be determined: | ISDA Determination |
| | (vi) | Interest Period Date(s): | See Annex A |
| | (vii) | Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent): | Not Applicable |
| | (viii) | Screen Rate Determination (Condition 1(a)): | Not Applicable |
| | (ix) | ISDA Determination (Condition 1(a)): | Applicable |
| | | - Floating Rate Option: | Not Applicable |
| | | - Designated Maturity: | Not Applicable |
| | | - Reset Date: | See Annex A |
| | | - ISDA Definitions: (if different from those set out in the Conditions) | See, for the avoidance of doubt, Annex A |
| | (x) | Margin(s): | Not Applicable |
| | (xi) | Minimum Rate of Interest: | Not Applicable |
| | (xii) | Maximum Rate of Interest: | Not Applicable |
| | (xiii) | Day Count Fraction (Condition 1(a)): | 30/360 (unadjusted) |
| | (xiv) | Rate Multiplier: | Not Applicable |
| | (xv) | Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | Not Applicable |
| **19** | **Zero Coupon Note Provisions** | | Not Applicable |
| **20** | **Index Linked Interest Note Provisions** | | Not Applicable |
| **21** | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | **Call Option** | | Applicable |

| | | | |
|---|---|---|---|
| | (i) | Optional Redemption Date(s): | 24 March and 24 September in each year, commencing on 24 September 2004 and ending on 24 September 2006 |
| | (ii) | Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): | 100.00 per cent. of the Aggregate Nominal Amount |
| | (iii) | If redeemable in part: | Not Applicable |
| | (iv) | Option Exercise Date(s): | Not Applicable |
| | (v) | Description of any other Issuer's option: | Not Applicable |
| | (vi) | Notice period (if other than as set out in the Conditions): | The Notice Period shall be not less than five (5) New York and London Business Days prior to the relevant Optional Redemption Date |
| **23** | **Put Option** | | Not Applicable |
| **24** | **Final Redemption Amount** | | Nominal Amount |
| **25** | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8 (f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| **26** | Form of Notes: | | **Bearer Notes** |
| | (i) | Temporary or permanent global Note/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| **27** | Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | London and New York |
| **28** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |

| | | |
|---|---|---|
| **29** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **30** | Details relating to Instalment Notes: | Not Applicable |
| **31** | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **32** | Consolidation provisions: | Not Applicable |
| **33** | Other terms or special conditions: | So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | |
|---|---|---|
| **34** | If syndicated, names of Managers: | Not Applicable |
| **35** | If non-syndicated, name of Dealer: | Rabobank International<br><br>If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland. |
| **36** | Additional selling restrictions: | Not Applicable |

## OPERATIONAL INFORMATION

| | | |
|---|---|---|
| 37 | Costs of Issue: | Not Applicable |
| 38 | Subscription period: | Not Applicable |
| 39 | ISIN Code: | XS0187568547 |
| 40 | Common Code: | 18756854 |
| 41 | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | Not Applicable |
| 42 | Delivery: | Delivery against payment |
| 43 | The Agents appointed in respect of the Notes are: | Fiscal and Paying Agent: Deutsche Bank AG London<br>Paying Agent: Deutsche Bank Luxembourg S.A.<br>Calculation Agent: Rabobank International |

## GENERAL

| | | |
|---|---|---|
| 44 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| 45 | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.788360 producing a sum of (for Notes not denominated in Euro): | Euro 7,883,600 |
| 46 | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| 47 | Effective yield at Issue Price: | Not Applicable |
| 48 | Date of Pricing Supplement: | 22 March 2004 |
| 49 | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

**Annex A**

On the Interest Determination Date, the Calculation Agent in its absolute discretion shall determine the Rate of Interest ("I") to be applied to the Relevant Interest Period which shall be calculated in accordance with the following formula:

I = 4.85 per cent. * X/Y

"X" means the number of Business Days in the Observation Period on which USD 6 month LIBOR sets at or within the Range, referencing Telerate page 3750. The rate used for Non-Business Days will be the rate applicable to the preceding Business Day.

"6 month USD-LIBOR" means the rate for deposits in USD for a period of 6 months as referred to as "USD-LIBOR-BBA", in the 2000 ISDA Definitions. For the purposes of the definition of USD-LIBOR-BBA, the Reset Date shall be each Fixing Date. If the 6 month USD-LIBOR is not available, the Calculation Agent shall determine 6 month USD-LIBOR as applicable in accordance with the appropriate ISDA Definitions fall-back provisions of "USD-LIBOR-BBA" as specified therein.

"Y" means the number of Business Days in the Observation Period.

"Interest Determination Date" means the day that is five (5) Business Days prior to the relevant Interest Payment Date.

"Fixing Date" means each Business Day during the Observation Period.

"Observation Period" means the period from and including five Business Days before each preceding Interest Payment Date until but excluding 5 Business Days before the current Interest Payment Date.

"Range" means:
For the period from and including 24 March 2004 to but excluding 24 March 2005:
0.00 per cent. – 2.25 per cent.

For the period from and including 24 March 2005 to but excluding 24 March 2006:
0.00 per cent. – 3.00 per cent.

For the period from and including 24 March 2006 to but excluding 24 March 2007:
0.00 per cent. – 3.75 per cent.

NV



**COINS PRICING SUPPLEMENT**

This Pricing Supplement, under which the Notes described herein (the **Notes**), are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in these documents there has been no significant change in the financial or trading position of the Issuer since 30 June 2003, the last date of the last interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002, the date of the last published annual accounts.

On 15 January 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 we announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. In addition, we announced that Rabobank Nederland will acquire a 5% stake in Eureko B.V. Eureko and Rabobank Nederland will also enter into an agreement of cross-representation on each other's

Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets as this Issue is to be considered as a public offer in The Netherlands.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2. | (i) | Series Number: | COINs 6 |
| | (ii) | Tranche Number: | 1 |
| 3. | | Specified Currency or Currencies: | Euro ("EUR") |
| 4. | | Aggregate Nominal Amount: | EUR 541,000 |
| | (i) | Series: | EUR 541,000 |
| | (ii) | Tranche: | EUR 541,000 |
| 5. | (i) | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount less the commission referred to in item 23 (iii) |
| | (ii) | Net proceeds: | EUR 535,590 |
| 6. | | Specified Denominations: | EUR 1,000 |
| 7. | (i) | Issue Date: | 24 March 2004 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8. | | Maturity Date: | 26 March 2007 |
| 9. | | Interest Basis: | 2.20 per cent. Fixed Rate |
| 10. | | Redemption/Payment Basis: | Redemption at par |
| 11. | | Status of the Notes: | Senior |
| 12. | | Listing: | Luxembourg |
| 13. | | Method of distribution: | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 14. | | **Fixed Rate Note Provisions** | Applicable |
| | (i) | Rate of Interest: | 2.20 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 26 March in each year, not adjusted |

| | | | |
|---|---|---|---|
| | (iii) | Fixed Coupon Amount(s): | EUR 22.00 per EUR 1,000 in nominal amount |
| | (iv) | Broken Amount: | In the case of the Interest Payment Date falling on 26 March 2005, EUR 22.12 per EUR 1,000 in nominal amount of Notes |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ISMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | 26 March in each year, commencing on 26 March 2005 |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 15. | **Floating Rate Provisions** | | Not Applicable |
| 16. | **Zero Coupon Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| 17. | **Final Redemption Amount** | | Nominal Amount |
| 18. | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| 19. | **Form of Notes:** | | Bearer Notes |
| | (i) | Temporary or permanent Global Note: | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 20. | Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | TARGET |
| 21. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on | | No |

|  |  |  |
|---|---|---|
|  | which such Talons mature): |  |
| 22. | Other terms or special conditions: | So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

|  |  |  |
|---|---|---|
| 23. | (i) Names of Managers: | Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.) |
|  | (ii) Stabilising Manager (if any): | Deutsche Bank AG London |
|  | (iii) Dealer's Commission: | 1.00 per cent. |
| 24. | Additional selling restrictions: | Not Applicable |

**OPERATIONAL INFORMATION**

|  |  |  |
|---|---|---|
| 25. | ISIN Code: | XS0188764343 |
| 26. | Common Code: | 018876434 |
| 27. | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) | WKN: A0AW3Q |
| 28. | Delivery: | Delivery against payment |
| 29. | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Paying Agent |

**GENERAL**

|  |  |  |
|---|---|---|
| 30. | The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| 31. | In the case of Notes listed on the Official Segment of the Stock Market of Euronext | Not Applicable |

| | | |
|---|---|---|
| | Amsterdam N.V.: | |
| 32. | In the case of Notes offered in Switzerland: | |
| | Articles of Association of the Issuer: | The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above. |
| 33. | Cost of issue: | None |
| 34. | Effective yield at Issue Price of 100%: | 2.20 per cent., per annum |
| 35. | Subscription period: | 15 March 2004 to 19 March 2004 |
| 36. | Date of Pricing Supplement: | 22 March 2004 |
| 37. | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By:

Duly authorised

nv

EXECUTION COPY



**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**RABO AUSTRALIA LIMITED**

(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)

**RABOBANK IRELAND PLC**

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
**SERIES NO: 716A**
**TRANCHE NO: 6**

**HUF 10,000,000,000 5.25 per cent. Notes 2004 due 6 June 2006**

**(to be consolidated and form a single series with the existing HUF 22,000,000,000 5.25 per cent. Notes 2003 due 6 June 2006 issued on 6 June 2003, 21 August 2003, 4 September 2003, 18 November 2003 and 29 January 2004)**

**TD Securities**
**Rabobank International**
**Deutsche Bank AG London**
**DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt Am Main**
**KBC International Group**

The date of this Pricing Supplement is 18 March 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the terms and conditions of the Notes set out in the Offering Circular dated 27 September 2002 (the "**Terms and Conditions**") and the Offering Circular dated 7 October 2003 but not the terms and conditions contained therein (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Terms and Conditions have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Terms and Conditions. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Terms and Conditions and the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Terms and Conditions and the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Variations to the selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002 being the date of the latest audited financial statements of the Group).

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

On 15 January 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2003 we announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. In addition, we announced that Rabobank Nederland will acquire a 5% stake in Eureko B.V. Eureko and Rabobank Nederland will also enter into an agreement of cross-representation on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 716A |
| | (ii) | Tranche Number: | 6 |
| 3 | Specified Currency or Currencies: | | Hungarian Forint ("HUF") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | HUF 32,000,000,000 |
| | (ii) | Tranche: | HUF 10,000,000,000 |
| 5 | (i) | Issue Price: | 91.825 per cent. of the Aggregate Nominal Amount of the Tranche plus 291 days' accrued interest in respect of the period from and including 6 June 2003 to but excluding 23 March 2004 |
| | (ii) | Net proceeds: | HUF 9,045,000,000 plus 291 days' accrued interest (less agreed expenses) |
| 6 | Specified Denominations: | | HUF 1,000,000 and HUF 10,000,000 |
| 7 | Issue Date: | | 23 March 2004 |
| 8 | Maturity Date: | | 6 June 2006 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | Not Applicable |
| 10 | Interest Basis: | | 5.25 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | Status of the Notes: | | Senior |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | Fixed Rate Note Provisions | | Applicable |
| | (i) | Rate of Interest: | 5.25 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Dates: | 6 June in each year commencing on 6 June 2004 and ending on 6 June 2006 |

| | | | |
|---|---|---|---|
| | (iii) | Fixed Coupon Amounts: | HUF 52,500 on each denomination of HUF 1,000,000 and HUF 525,000 on each denomination of HUF 10,000,000 |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ISMA |
| | (vi) | Determination Dates: | Interest Payment Date |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **18** | Floating Rate Provisions | | Not Applicable |
| **19** | Zero Coupon Note Provisions | | Not Applicable |
| **20** | Index Linked Interest Note Provisions | | Not Applicable |
| **21** | Dual Currency Note Provisions | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | Call Option | | Not Applicable |
| **23** | Put Option | | Not Applicable |
| **24** | Final Redemption Amount | | Nominal Amount |
| **25** | Early Redemption Amount | | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| **26** | **Form of Notes:** | | Bearer Notes |
| | (i) | Temporary or permanent global Note/Certificate: | Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 3 May 2004 upon certification as to non-U.S. beneficial ownership |

| | | | |
|---|---|---|---|
| | (ii) Applicable TEFRA exemption: | D Rules |
| **27** | Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | London and Budapest |
| **28** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| **29** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **30** | Details relating to Instalment Notes: | Not Applicable |
| **31** | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **32** | Consolidation provisions: | Not Applicable |
| **33** | Other terms or special conditions: | Not Applicable |

**DISTRIBUTION**

| | | |
|---|---|---|
| **34** | (i) If syndicated, names of Managers: | The Toronto-Dominion Bank<br>Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)<br>Deutsche Bank AG London<br>DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt Am Main<br>KBC Bank NV |
| | (ii) Stabilising Agent (if any): | The Toronto-Dominion Bank |
| | (iii) Manager's Commission: | Combined Management and Underwriting Commission: 0.1875 per cent. of the Nominal Amount of the Notes. Selling Concession: 1.1875 per cent. of the respective Nominal Amount of the Notes |
| **35** | If non-syndicated, name of Dealer: | Not Applicable |
| **36** | Additional selling restrictions: | **The Netherlands**: Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995) i.e. that: |

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States that are a party to the Agreement on the European Economic Area;

(b) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct anywhere in the world a general advertising or canvassing campaign in relation to the Notes.

**Hungary**: Each Manager has acknowledged that no permit of the Hungarian Financial Supervisory Authority has been obtained and has represented, warranted and agreed that it has not offered, sold or delivered, and that it will not offer, sell or deliver, any Notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.

| | | | |
|---|---|---|---|
| **37** | Costs of Issue: | | Not Applicable |
| **38** | Subscription period: | | Not Applicable |

**OPERATIONAL INFORMATION**

| | | | |
|---|---|---|---|
| **39** | (i) | ISIN Code: | XS0169375929 |
| | (ii) | Temporary ISIN Code: | XS0188425481 |
| **40** | (i) | Common Code: | 16937592 |
| | (ii) | Temporary Common Code: | 18842548 |

| | | |
|---|---|---|
| **41** | Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s): | Not Applicable |
| **42** | Delivery: | Delivery against payment |
| **43** | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents |

**GENERAL**

| | | |
|---|---|---|
| **44** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| **45** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.003914, producing a sum of (for Notes not denominated in Euro): | Euro 39,140,000 |
| **46** | In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **47** | Effective yield at Issue Price: | Not Applicable |
| **48** | Date of Pricing Supplement: | 18 March 2004 |
| **49** | Date of Base Offering Circular: | This Pricing Supplement should be read in conjunction with (i) the offering circular dated 7 October 2003 except for the terms and conditions contained therein, and (ii) with respect to the terms and conditions of the Notes, the terms and conditions contained in the offering circular dated 27 September 2002. |

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

nU

RECEIVED
2004 MAY -7 P 2:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Pricing Supplement**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**

**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**

**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**RABO AUSTRALIA LIMITED**
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
**RABOBANK IRELAND plc**
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**SERIES NO: 985A**
**TRANCHE NO: 1**
**EUR 26,500,000 FIXED RATE TO INDEX LINKED INTEREST BONDS DUE 12 MARCH 2014**

Issue Price: 100 per cent.

**BNP PARIBAS**

The date of this Pricing Supplement is 10 March 2004.

This Pricing Supplement, under which the Bonds described herein (the "**Bonds**") are issued, contains the final terms of the Bonds and must be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Bond Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" will have the same meaning.

Important Notice

POTENTIAL PURCHASERS OF THE BONDS SHOULD BE AWARE THAT SOME OF THE COUPONS THEREON ARE LINKED TO THE VALUE OF A BASKET OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE BONDS.

THE BONDS ARE INTENDED FOR PURCHASE ONLY BY INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH AN INVESTMENT. An investment in debt Instruments linked to shares issued by third parties entails significant risks not associated with investments in a conventional debt security.

Any entity that intends to purchase the Bonds should only do so if it understands:

a) that the Bonds are intended for purchase by an entity if it is a sophisticated institutional investor and has such knowledge and experience in financial and business matters and expertise in assessing credit risk that it is capable of evaluating the merits, risks and suitability of investing in the Bonds; and that it is relying exclusively on its own sources of information and credit analysis with respect to the Shares and the Reference Companies;

b) that (i) neither the Issuer and the Calculation Agent nor any of their Affiliates (together, the "Relevant Entities") have provided any advice with respect to the Shares or the Reference Companies, (ii) none of the Relevant Entities has made or makes any representation as to the credit quality of the Reference Companies or the Shares, and (iii) the Relevant Entities may have acquired, or during the term of the Bonds may acquire, non-public information with respect to the Reference Companies or the Shares, which will not be provided to the Bondholders;

c) that the Relevant Entities may have existing or future business relationships with the Reference Companies (including, but not limited to, lending, depository, risk management, corporate advisory and banking relationships), and will pursue actions and take steps that they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for the holders of the Bonds;

d) that the Bonds do not represent a claim against the Reference Companies or an investment in the Shares, and that neither it nor any subsequent holders of the Bonds will have recourse under the Bonds to any of the Reference Companies;

e) that the Bonds are intended for purchase only by an entity if it has determined, based on its own independent review and such professional advice as it has deemed appropriate under the circumstances, that its acquisition of the Bonds (i) is fully consistent with its (or if it is acquiring the Bonds in a fiduciary capacity, the beneficiary's) financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and restrictions applicable to it (whether acquiring the Bonds as principal or in a fiduciary capacity), and (iii) is a fit, proper and suitable investment for it (or if it is acquiring the Bonds in a fiduciary capacity, for the beneficiary);

f) that no Relevant Entity accepts any responsibility for determining or investigating whether the acquisition of the Bonds by any entity is lawful under the laws of jurisdiction of that entity's incorporation and the jurisdiction in which it operates (if different), and whether such acquisition will contravene any law, regulation or regulatory policy applicable to it; and

g) that in connection with the issue and sale of the Bonds, no Relevant Entity has acted otherwise than in the capacity of an arm's-length contractual counterparty and no Relevant Entity shall, unless agreed to the contrary in writing, act as the entity's financial adviser or fiduciary.

References to "Affiliates" includes any entity controlled, directly or indirectly, by the Issuer or the Calculation Agent as the case may be, any entity that controls, directly or indirectly, the

Issuer or the Calculation Agent as the case may be, and any entity under common control with the Issuer or with the Calculation Agent as the case may be. As used herein, "control" means ownership of a majority of the voting power of the entity or, as the case may be, the Issuer and "controlled by" and "controls" shall be construed accordingly.

## DISCLAIMER

The Bonds are not in any way sponsored, endorsed or promoted by the Reference Companies. The Reference Companies have no obligation to take the needs of the Bondholders or Couponholders into consideration for any purposes.

| | | | |
|---|---|---|---|
| 1 | | Issuer: | Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 985A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | Euro ("EUR") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | EUR 26,500,000 |
| | (ii) | Tranche: | EUR 26,500,000 |
| 5 | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| 6 | Specified Denominations: | | EUR 10,000 |
| 7 | Issue Date: | | 12 March 2004 |
| 8 | Maturity Date: | | 12 March 2014 |
| 9 | Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax): | | No |
| 10 | Interest Basis: | | 6.00 per cent. Fixed Rate changing into Index Linked Interest thereafter |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/ Payment Basis: | | Fixed Rate from and including the Issue Date to but excluding 12 March 2007 and Index Linked Interest from and including 12 March 2007 to but excluding the Maturity Date. |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | Status of the Bonds: | | Senior |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Bond Provisions** | | Applicable from and including the Issue Date to but excluding 12 March 2007 |
| | (i) | Rate(s) of Interest: | 6.00 per cent. per annum payable annually in arrear |

| | | | |
|---|---|---|---|
| | (ii) | Interest Payment Date(s): | 12 March 2005, 12 March 2006 and 12 March 2007 |
| | (iii) | Fixed Coupon Amount(s): | EUR 600 per EUR 10,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | 30/360 |
| | (vi) | Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Bonds: | The Interest Payment Dates are subject to adjustment in accordance with the Following Business Day Convention, but without any subsequent adjustment to the Fixed Coupon Amount payable. |
| **18** | **Floating Rate Provisions** | | Not Applicable |
| **19** | **Zero Coupon Bond Provisions** | | Not Applicable |
| **20** | **Index Linked Interest Bond Provisions** | | Applicable from and including 12 March 2007 to but excluding the Maturity Date |
| (i) | Index/Formula | | Indexed to a basket of shares as further described in the Annex attached hereto. |
| (ii) | Calculation Agent responsible for calculating the interest due: | | BNP Paribas |
| (iii) | Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: | | As described in the Annex attached hereto. |
| (iv) | Interest Periods/Interest Payment Dates: | | 12 March in each year from and including 12 March 2008 to and including the Maturity Date. |
| (v) | Business Day Convention: | | Following Business Day Convention, but without adjustment to the amount of interest payable |
| (vi) | Additional Business Centre(s) (Condition 1(a)): | | Not Applicable |
| (vii) | Minimum Rate of Interest: | | 0.00 per cent. per annum |
| (viii) | Maximum Rate of Interest: | | Not Applicable |
| (ix) | Day Count Fraction (Condition 1(a)) | | 30/360 |
| **21** | **Dual Currency Bond Provisions** | | Not Applicable |

## PROVISIONS RELATING TO REDEMPTION

| | | | |
|---|---|---|---|
| 22 | **Call Option** | | Not Applicable |
| 23 | | **Put Option** | Not Applicable |
| 24 | | **Final Redemption Amount** | Nominal Amount |
| 25 | | **Early Redemption Amount** | Applicable |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)): | Yes |

## GENERAL PROVISIONS APPLICABLE TO THE BONDS

| | | | |
|---|---|---|---|
| 26 | | **Form of Bonds:** | Bearer Bonds |
| | (i) | Temporary or permanent global Bond/Certificate: | Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent global Bond. |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 27 | | Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | TARGET |
| 28 | | Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature): | No |
| 29 | | Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment: | Not Applicable |
| 30 | | Details relating to Instalment Bonds: | Not Applicable |

| | | | |
|---|---|---|---|
| 31 | | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 32 | | Consolidation provisions: | Not Applicable |
| 33 | | Other terms or special conditions: | As described in the Annex attached hereto. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34 | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealer's Commission: | Not Applicable |
| 35 | | If non-syndicated, name of Dealer: | BNP PARIBAS |
| 36 | | Additional selling restrictions: | The Netherlands:<br><br>"The Bonds may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Bonds are or will be offered will be complied with " |
| 37 | | Costs of Issue: | Not Applicable |
| 38 | | Subscription Period | Not Applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 39 | ISIN Code: | XS0187785562 |
| 40 | Common Code: | 018778556 |
| 41 | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s): | Not Applicable |
| 42 | Delivery: | Delivery against payment |
| 43 | The Agents appointed in respect of the Bonds are: | Deutsche Bank AG London as Principal Paying Agent<br><br>BNP PARIBAS as Calculation Agent |

**GENERAL**

| | | |
|---|---|---|
| 44 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |

| | | |
|---|---|---|
| **45** | The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro [ ] producing a sum of (for Bonds not denominated in Euro): | Not Applicable |
| **46** | In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **47** | Effective yield at Issue Price: | Not Applicable |
| **48** | Date of Pricing Supplement: | 10 March 2004 |
| **49** | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By: ______________________

*Duly authorised*

## ANNEX

### INDEX LINKED BOND PROVISIONS

The per annum Rate of Interest for each Interest Period shall be determined on the relevant Valuation Date by the Calculation Agent acting in its sole discretion as follows:

$$Max\left(0\%, \frac{1}{15} \times \sum_{i=1}^{15} PERF(i)t\right)$$

where

$$Perf_{(i)}\,t = \frac{SHARE_i^t - SHARE_i^{Initial}}{SHARE_i^{Initial}}$$

provided that if $Perf_{(i)}$ t is equal to or greater than 0, then $Perf_{(i)}$ t, in respect of this Valuation Date and each subsequent Valuation Date, will be fixed at 10.00%.

**Definitions**

"**Closing Price**" means in respect of each Share, the price per Share on the relevant Exchange as of the close of trading on such Exchange as determined by the Calculation Agent provided that if the price of such Share is not so quoted on that day (other than by reason of a Market Disruption Event) then the Closing Price shall be equal to an estimate of the closing price of such Share on such date as determined by the Calculation Agent in its sole discretion by reference to such factors and source(s) as it shall determine to be appropriate;

"**Exchange**" means in respect of each Share, the exchange on which such Shares are principally traded as set out in the Table below or any successor to such exchange or, if such exchange ceases to list or otherwise include such Shares, any other exchange on which such Shares are listed or traded for the time being and "Related Exchange" shall be construed accordingly.

"**Exchange Business Day**" means in respect of each Share, a day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on both the Exchange and Related Exchange in respect of such Shares other than a day on which trading on any such Exchange or Related Exchange is scheduled to close prior to its regular weekday closing time.

"**Market Disruption Event**" means in respect of each Share, the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the close of trading on the relevant Exchange of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by such exchange or otherwise) in:

(i) such Shares on the Exchange; or

(ii) any options contracts or futures contracts relating to such Shares on any Related Exchange,

if, in the determination of the Calculation Agent, such suspension or limitation is material.

The Calculation Agent shall as soon as practicable give notice to the Bondholders under Condition 12 of the occurrence of a Market Disruption Event on a Valuation Date.

"**Reference Company**" means each of the companies set out in the Table below;

"**Related Exchange**" means any exchange on which options contracts or futures contracts relating to each Share are traded.

"**Share$_i$**" means an ordinary share in the share capital of the applicable Reference Company as set out in the Table below and references to "**Share**" and "**Shares**" means ordinary share(s) in the share capital of each Reference Company generally. Annual and interim reports (if any) of each Reference Company will be available from the offices of the Paying Agent in Luxembourg on request

"**Share$_{i,\ Initial}$**" means the Closing Price of Share$_i$ on 27 February 2004 as set out in the Table below.

"**Share$_{i,\ t}$**" means the Closing Price of Share$_i$ on the relevant Valuation Date.

"**Valuation Date**" means, in respect of each Interest Period, 27 February falling in such Interest Period from and including 27 February 2008 to and including 27 February 2014 provided that any if such day is not an Exchange Business Day in respect of any Share then the Valuation Date for such Share shall be the first succeeding day that is an Exchange Business Day in respect of such Share and provided further that there is no Market Disruption Event on that day. If the Calculation Agent determines in its sole discretion that on the Valuation Date for any Share a Market Disruption Event has occurred in respect of such Share then the Valuation Date for such Share shall be postponed until the next Exchange Business Day on which there is no Market Disruption Event provided that, notwithstanding anything in the Conditions to the contrary, if a Valuation Date has not occurred on or prior to the third Exchange Business Day following the originally designated Valuation Date then the Calculation Agent shall determine the Closing Price for such Share in its absolute discretion on that day regardless of whether there is a Market Disruption Event on that day. For the avoidance of any doubt, the Valuation Date for each Share not affected by a Market Disruption Event shall be 27 February of the relevant year or the first succeeding day that is an Exchange Business Day, as the case may be.

**OTHER PROVISIONS**

**Potential Adjustment Event Provisions:**
Following the declaration by a Reference Company of the terms of any Potential Adjustment Event the Calculation Agent shall in its sole and absolute discretion determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of any Share and, if so, shall (i) calculate the corresponding adjustment, if any, to be made to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions as the Calculation Agent in its sole and absolute discretion determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of such Potential Adjustment Event made by a Related Exchange to options on the Shares traded on that Related Exchange.

"**Potential Adjustment Event**" means in respect of each Reference Company any of the following:

(i) a subdivision, consolidation or reclassification of the Shares (unless a Merger Event) or a free distribution or dividend of any such Shares to existing holders by way of bonus, capitalisation or similar issue;

(ii) a distribution or dividend to existing holders of the Shares of (a) such Shares or (b) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Company equally or proportionately with such payments to holders of such Shares or (c) any other type of securities, rights or

warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

(iii) an extraordinary dividend;

(iv) a call by the Reference Company in respect of Shares that are not fully paid;

(v) a repurchase by the Reference Company of Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(vi) any other event having, in the opinion of the Calculation Agent, a diluting or concentrative effect on the theoretical value of the Shares.

Upon making any such adjustment, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12, stating the adjustment to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions and giving brief details of the Potential Adjustment Event.

***Potential Termination Provisions:***
Following the occurrence of a Potential Termination Event, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12 stating the occurrence of the Potential Termination Event, giving details thereof and the action proposed to be taken in relation thereto.

**"Potential Termination Event"** means any of Delisting, Insolvency, Merger Event or Nationalisation where:

"**Delisting**" means that the Shares cease for any reason to be listed on the relevant Exchange and as of the date of such de-listing are not listed on any other recognised stock exchange or quotation system in the same jurisdiction as the Exchange;

"**Insolvency**" means that by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting a Reference Company (i) the Shares of such Reference Company are required to be transferred to a trustee, liquidator or other similar official or (ii) the holders of the Shares become legally prohibited from transferring them;

"**Merger Date**" means, in respect of a Merger Event, the date upon which all holders of any of the Shares (other than, in the case of a take-over offer, Shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their Shares;

"**Merger Event**" means any (i) reclassification or change of the Shares that results in a transfer of or an irrevocable commitment to transfer all outstanding Shares, (ii) consolidation, amalgamation or merger of a Reference Company with or into another entity (other than a consolidation, amalgamation or merger in which the Reference Company is the continuing entity and which does not result in any such reclassification or change of all outstanding Shares of such Reference Company) or (iii) other take-over offer for the Shares of any Reference Company that results in a transfer of or an irrevocable commitment to transfer all such Shares (other than Shares owned or controlled by the offeror), in each case if the Merger Date is on or before the Valuation Date; and

"**Nationalisation**" means that all Shares of a Reference Company or all the assets or substantially all the assets of a Reference Company are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

If a Potential Termination Event occurs in relation to any Share, the Calculation Agent (or, in the case of (ii) below, the Issuer) in its sole and absolute discretion may take the action described in (i) or (ii) below:-

(i) determine in its sole and absolute discretion the appropriate adjustment, if any, to be made to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions to account for the Potential Termination Event and determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of the Potential Termination Event made by a Related Exchange to options on the Shares traded on that Related Exchange; or

(ii) redeem the Bonds early by giving notice to Bondholders in accordance with Condition 12. If the Bonds are so redeemed the Issuer shall pay an amount to the Bondholders on the Potential Termination Date that represents the fair market value of the Bonds taking into account the Potential Termination Event, less the cost to the Issuer of unwinding any related underlying hedging arrangements, all as determined by the Calculation Agent in its sole and absolute discretion. The Potential Termination Date shall be the date so determined by the Calculation Agent. Payment shall be made in such manner as shall be notified to the Bondholders in accordance with Condition 12.

Following the occurrence of a Potential Termination Event, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12 stating the occurrence of the Potential Termination Event, giving details thereof and the action proposed to be taken in relation thereto.

**Table**

| $Share_i$ | Reference Company | Currency | Country of incorporation | Bloomberg code | Exchange | $Share_{i,Initial}$ |
|---|---|---|---|---|---|---|
| 1 | Siemens | EUR | Germany | SIE GY | XETRA | 62.05 |
| 2 | Telefonica | EUR | Spain | TEF SM | SIBE | 13.07 |
| 3 | Total | EUR | France | FP FP | Euronext Paris | 147 |
| 4 | Royal Dutch | EUR | Netherlands | RDA NA | Euronext Amsterdam | 39.70 |
| 5 | Nokia | EUR | Finland | NOK1V FH | Helsinki Stock Exchange | 17.63 |
| 6 | Nissan | JPY | Japan | 7201 JT | Tokyo Stock Exchange | 1,213 |
| 7 | Toyota | JPY | Japan | 7203 JT | Tokyo Stock Exchange | 3,770 |
| 8 | Canon | JPY | Japan | 7751 JT | Tokyo Stock Exchange | 5,330 |
| 9 | Mitsubishi Tokyo Financial | JPY | Japan | 8306 JT | Tokyo Stock Exchange | 840,000 |
| 10 | NTT Docomo | JPY | Japan | 9437 JT | Tokyo Stock Exchange | 227,000 |
| 11 | General Electrics | USD | USA | GE UN | NYSE | 32.52 |
| 12 | Microsoft | USD | USA | MSFT UQ | NASDAQ | 26.50 |
| 13 | Pfizer | USD | USA | PFE UN | NYSE | 36.65 |
| 14 | Wal-Mart Stores | USD | USA | WMT UN | NYSE | 59.56 |
| 15 | Exxon Mobiles | USD | USA | XOM UN | NYSE | 42.17 |

*Source: Bloomberg*

*******

Niele



## COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003, the last date of the last interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002, the date of the last published annual accounts.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (**Rabobank Nederland**) |
| 2. | (i) | Series Number: | COINs 4 |
| | (ii) | Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | | Euro ("EUR") |
| 4. | Aggregate Nominal Amount: | | EUR 1,119,000 |

| | | | |
|---|---|---|---|
| | (i) | Series: | EUR1,119,000 |
| | (ii) | Tranche: | EUR1,119,000 |
| 5. | (i) | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount less the commission referred to in item 23 (iii) |
| | (ii) | Net proceeds: | EUR 1,105,572 |
| 6. | Specified Denominations: | | EUR 1,000 |
| 7. | (i) | Issue Date: | 10 March 2004 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8. | Maturity Date: | | 10 March 2009 |
| 9. | Interest Basis: | | 2.95 per cent. Fixed Rate |
| 10. | Redemption/Payment Basis: | | Redemption at par |
| 11. | Status of the Notes: | | Senior |
| 12. | Listing: | | Luxembourg |
| 13. | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 14. | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 2.95 per cent per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 10 March in each year, not adjusted |
| | (iii) | Fixed Coupon Amount(s): | EUR 29.50 per EUR 1,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ISMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | 10 March in each year, commencing on 10 March 2005 |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 15. | **Floating Rate Provisions** | | Not Applicable |
| 16. | **Zero Coupon Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 17. | **Final Redemption Amount** | Nominal Amount |

| | | | |
|---|---|---|---|
| 18. | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| 19. | **Form of Notes:** | | Bearer Notes |
| | (i) | Temporary or permanent Global Note: | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 20. | Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | TARGET |
| 21. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| 22. | Other terms or special conditions: | | So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 23. | (i) | Names of Managers: | Deutsche Bank AG London, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be |

| | | |
|---|---|---|
| | | deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.) |
| | (ii) Stabilising Manager (if any): | Deutsche Bank AG London |
| | (iii) Dealer's Commission: | 1.20 per cent. |
| 24. | Additional selling restrictions: | Not Applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 25. | ISIN Code: | XS0187785729 |
| 26. | Common Code: | 018778572 |
| 27. | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) | WKN: A0AWDS |
| 28. | Delivery: | Delivery against payment |
| 29. | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Paying Agent |

**GENERAL**

| | | |
|---|---|---|
| 30. | The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| 31. | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| 32. | In the case of Notes offered in Switzerland: | |
| | Articles of Association of the Issuer: | The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same |

implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

| | | |
|---|---|---|
| 33. | Cost of issue: | None |
| 34. | Effective yield at Issue Price of 100%: | 2.95 per cent. |
| 35. | Subscription period: | Not Applicable |
| 36. | Date of Pricing Supplement: | 8 March 2004 |
| 37. | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By:

Duly authorised

# ANNEX A

## IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

| | | |
|---|---|---|
| The registered seat of the Issuer is at: | | Amsterdam |

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

| | | |
|---|---|---|
| (i) | The auditors of the Issuer: | Ernst&Young |
| (ii) | The registered seat of the auditors of the Issuer: | Utrecht |
| (i) | Articles of Association of the Issuer: | See item 31 of the Pricing Supplement |

| | |
|---|---|
| The head of long-term funding of the Issuer approved the issue of the Notes on: | 05 March 2004 |

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

**Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

SCHEDULE 1

# FINANCIAL STATEMENTS 2002 OF THE RABOBANK GROUP

## COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003, the last date of the last interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002, the date of the last published annual accounts.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (**Rabobank Nederland**) |
| 2. | (i) | Series Number: | COINs 3 |
| | (ii) | Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | | Euro ("EUR") |
| 4. | Aggregate Nominal Amount: | | EUR1,087,000 |

| | | | |
|---|---|---|---|
| | (i) | Series: | EUR1,087,000 |
| | (ii) | Tranche: | EUR1,087,000 |
| 5. | (i) | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount less the commission referred to in item 23 (iii) |
| | (ii) | Net proceeds: | EUR 1,073,956 |
| 6. | Specified Denominations: | | EUR1,000 |
| 7. | (i) | Issue Date: | 3 March 2004 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | N/A |
| 8. | Maturity Date: | | 3 March 2009 |
| 9. | Interest Basis: | | 3.10 per cent. Fixed Rate |
| 10. | Redemption/Payment Basis: | | Redemption at par |
| 11. | Status of the Notes: | | Senior |
| 12. | Listing: | | Luxembourg |
| 13. | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 14. | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 3.1 per cent per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 3 March in each year, not adjusted |
| | (iii) | Fixed Coupon Amount(s): | EUR31.00 per EUR 1,000 in nominal amount |
| | (iv) | Broken Amount: | N/A |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ISMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | 3 March in each year, commencing on 3 March 2005 |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 15. | **Floating Rate Provisions** | | Not Applicable |
| 16. | **Zero Coupon Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| 17. | **Final Redemption Amount** | | Nominal Amount |

| | | | |
|---|---|---|---|
| 18. | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| 19. | **Form of Notes:** | | Bearer Notes |
| | (i) | Temporary or permanent Global Note: | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 20. | Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | TARGET |
| 21. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| 22. | Other terms or special conditions: | | So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 23. | (i) | Names of Managers: | Deutsche Bank AG London, Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International London Branch) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be |

deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)

| | | |
|---|---|---|
| (ii) | Stabilising Manager (if any): | Deutsche Bank AG London |
| (iii) | Dealer's Commission: | 0.010 per cent. |
| 24. | Additional selling restrictions: | Not Applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 25. | ISIN Code: | XS0187264592 |
| 26. | Common Code: | 018726459 |
| 27. | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) | Not Applicable |
| 28. | Delivery: | Delivery against payment |
| 29. | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Paying Agent |

**GENERAL**

| | | |
|---|---|---|
| 30. | The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| 31. | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| 32. | In the case of Notes offered in Switzerland: | |
| | Articles of Association of the Issuer: | The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same |

implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

| | | |
|---|---|---|
| 33. | Cost of issue: | None |
| 34. | Effective yield at Issue Price of 100%: | N/A. |
| 35. | Subscription period: | Not Applicable |
| 36. | Date of Pricing Supplement: | 1 March 2004 |
| 37. | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By:

Duly authorised

# ANNEX A

## IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

| | |
|---|---|
| The registered seat of the Issuer is at: | Amsterdam |

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

| | | |
|---|---|---|
| (i) | The auditors of the Issuer: | Ernst&Young |
| (ii) | The registered seat of the auditors of the Issuer: | Utrecht |
| (i) | Articles of Association of the Issuer: | See item 31 of the Pricing Supplement |

| | |
|---|---|
| The head of long-term funding of the Issuer approved the issue of the Notes on: | 27 February 2004 |

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

**Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

SCHEDULE 1

# FINANCIAL STATEMENTS 2002 OF THE RABOBANK GROUP

## SCHEDULE 2

# INTERIM REPORT 2003 OF THE RABOBANK GROUP

RECEIVED
2004 MAY -7 P 2:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Pricing Supplement**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**

**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**

**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**RABO AUSTRALIA LIMITED**
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
**RABOBANK IRELAND plc**
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**SERIES NO: 976A**
**TRANCHE NO: 1**
**EUR 108,000,000 STEP DOWN FIXED RATE TO INDEX LINKED INTEREST BONDS DUE 5 MARCH 2014**

Issue Price: 100 per cent.

**BNP PARIBAS**

The date of this Pricing Supplement is 1 March 2004.

This Pricing Supplement, under which the Bonds described herein (the "**Bonds**") are issued, contains the final terms of the Bonds and must be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöpèratieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Bond Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" will have the same meaning.

Important Notice

POTENTIAL PURCHASERS OF THE BONDS SHOULD BE AWARE THAT SOME OF THE COUPONS THEREON ARE LINKED TO THE VALUE OF A BASKET OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE BONDS.

THE BONDS ARE INTENDED FOR PURCHASE ONLY BY INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH AN INVESTMENT. An investment in debt Instruments linked to shares issued by third parties entails significant risks not associated with investments in a conventional debt security.

Any entity that intends to purchase the Bonds should only do so if it understands:

a) that the Bonds are intended for purchase by an entity if it is a sophisticated institutional investor and has such knowledge and experience in financial and business matters and expertise in assessing credit risk that it is capable of evaluating the merits, risks and suitability of investing in the Bonds; and that it is relying exclusively on its own sources of information and credit analysis with respect to the Shares and the Reference Companies;

b) that (i) neither the Issuer and the Calculation Agent nor any of their Affiliates (together, the "Relevant Entities") have provided any advice with respect to the Shares or the Reference Companies, (ii) none of the Relevant Entities has made or makes any representation as to the credit quality of the Reference Companies or the Shares, and (iii) the Relevant Entities may have acquired, or during the term of the Bonds may acquire, non-public information with respect to the Reference Companies or the Shares, which will not be provided to the Bondholders;

c) that the Relevant Entities may have existing or future business relationships with the Reference Companies (including, but not limited to, lending, depository, risk management, corporate advisory and banking relationships), and will pursue actions and take steps that they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for the holders of the Bonds;

d) that the Bonds do not represent a claim against the Reference Companies or an investment in the Shares, and that neither it nor any subsequent holders of the Bonds will have recourse under the Bonds to any of the Reference Companies;

e) that the Bonds are intended for purchase only by an entity if it has determined, based on its own independent review and such professional advice as it has deemed appropriate under the circumstances, that its acquisition of the Bonds (i) is fully consistent with its (or if it is acquiring the Bonds in a fiduciary capacity, the beneficiary's) financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and restrictions applicable to it (whether acquiring the Bonds as principal or in a fiduciary capacity), and (iii) is a fit, proper and suitable investment for it (or if it is acquiring the Bonds in a fiduciary capacity, for the beneficiary);

f) that no Relevant Entity accepts any responsibility for determining or investigating whether the acquisition of the Bonds by any entity is lawful under the laws of jurisdiction of that entity's incorporation and the jurisdiction in which it operates (if different), and whether such acquisition will contravene any law, regulation or regulatory policy applicable to it; and

g) that in connection with the issue and sale of the Bonds, no Relevant Entity has acted otherwise than in the capacity of an arm's-length contractual counterparty and no Relevant Entity shall, unless agreed to the contrary in writing, act as the entity's financial adviser or fiduciary.

References to "Affiliates" includes any entity controlled, directly or indirectly, by the Issuer or the Calculation Agent as the case may be, any entity that controls, directly or indirectly, the

Issuer or the Calculation Agent as the case may be, and any entity under common control with the Issuer or with the Calculation Agent as the case may be. As used herein, "control" means ownership of a majority of the voting power of the entity or, as the case may be, the Issuer and "controlled by" and "controls" shall be construed accordingly.

## DISCLAIMER

The Bonds are not in any way sponsored, endorsed or promoted by the Reference Companies. The Reference Companies have no obligation to take the needs of the Bondholders or Couponholders into consideration for any purposes.

| | | | |
|---|---|---|---|
| 1 | | Issuer: | Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 976A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | Euro ("EUR") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | EUR 108,000,000 |
| | (ii) | Tranche: | EUR 108,000,000 |
| 5 | Issue Price: | | 100.00 per cent. of the Aggregate Nominal Amount |
| 6 | Specified Denominations: | | EUR 10,000 |
| 7 | Issue Date: | | 5 March 2004 |
| 8 | Maturity Date: | | 5 March 2014 |
| 9 | Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax): | | No |
| 10 | Interest Basis: | | Fixed Rate changing into Index Linked Interest thereafter |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/ Payment Basis: | | Fixed Rate from and including the Issue Date to but excluding 5 March 2007 and Index Linked Interest from and including 5 March 2007 to but excluding the Maturity Date |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | Status of the Bonds: | | Senior |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 17 | **Fixed Rate Bond Provisions** | Applicable from and including 5 March 2004 to but excluding 5 March 2007 |

| | | | |
|---|---|---|---|
| | (i) | Rate(s) of Interest: | 5.55 per cent. per annum for the Interest Payment Date falling in March 2005.<br><br>5.50 per cent. per annum for the Interest Payment Dates falling in March 2006 and March 2007. |
| | (ii) | Interest Payment Date(s): | 5 March 2005, 5 March 2006 and 5 March 2007 |
| | (iii) | Fixed Coupon Amount(s): | EUR 555 per EUR 10,000 in nominal amount payable on the Interest Payment Date falling in March 2005.<br><br>EUR 550 per EUR 10,000 in nominal amount payable on the Interest Payment Dates falling in March 2006 and March 2007. |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | 30/360 |
| | (vi) | Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Bonds: | The Interest Payment Dates are subject to adjustment in accordance with the Following Business Day Convention, but without any subsequent adjustment to the Fixed Coupon Amounts payable |
| 18 | **Floating Rate Provisions** | | Not Applicable |
| 19 | **Zero Coupon Bond Provisions** | | Not Applicable |
| 20 | **Index Linked Interest Bond Provisions** | | Applicable from and including 5 March 2007 to but excluding the Maturity Date. |
| (i) | Index/Formula | | **The applicable per annum Rate of Interest for each Interest Period will be the sum of Index Linked Interest Rate 1 and Index Linked Interest Rate 2, as further described in Annexes 1 and 2 attached hereto.** |
| (ii) | Calculation Agent responsible for calculating the interest due: | | BNP Paribas |
| (iii) | Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: | | As described in the Annexes attached hereto. |

| | | |
|---|---|---|
| (iv) | Interest Periods/Interest Payment Dates: | 5 March in each year from and including 5 March 2008 to and including the Maturity Date. |
| (v) | Business Day Convention: | Following Business Day Convention, but without adjustment to the amount of interest payable |
| (vi) | Additional Business Centre(s) (Condition 1(a)): | Not Applicable |
| (vii) | Minimum Rate of Interest: | 0.00 per cent. per annum |
| (viii) | Maximum Rate of Interest: | Not Applicable |
| (ix) | Day Count Fraction (Condition 1(a)) | 30/360 |
| **21** | **Dual Currency Bond Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | | **Call Option** | Not Applicable |
| **23** | | **Put Option** | Not Applicable |
| **24** | | **Final Redemption Amount** | Nominal Amount |
| **25** | | **Early Redemption Amount** | Applicable |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE BONDS**

| | | | |
|---|---|---|---|
| **26** | | **Form of Bonds:** | Bearer Bonds |
| | (i) | Temporary or permanent global Bond/Certificate: | Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent global Bond. |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| **27** | | Financial Centre(s) (Condition 8(h)) or | |

| | | | |
|---|---|---|---|
| | | other special provisions relating to payment dates: | TARGET |
| 28 | | Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature): | No |
| 29 | | Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment: | Not Applicable |
| 30 | | Details relating to Instalment Bonds: | Not Applicable |
| 31 | | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 32 | | Consolidation provisions: | Not Applicable |
| 33 | | Other terms or special conditions: | As described in the Annexes attached hereto. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34 | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealer's Commission: | Not Applicable |
| 35 | | If non-syndicated, name of Dealer: | BNP PARIBAS |
| 36 | | Additional selling restrictions: | The Netherlands:<br><br>"The Bonds may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Bonds are or will be offered will be complied with " |
| 37 | | Costs of Issue: | Not Applicable |
| 38 | | Subscription Period | Not Applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 39 | ISIN Code: | XS0187354740 |
| 40 | Common Code: | 18735474 |

| | | |
|---|---|---|
| **41** | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s): | Not Applicable |
| **42** | Delivery: | Delivery against payment |
| **43** | The Agents appointed in respect of the Bonds are: | Deutsche Bank AG London as Principal Paying Agent<br><br>BNP PARIBAS as Calculation Agent |

**GENERAL**

| | | |
|---|---|---|
| **44** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| **45** | The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro producing a sum of (for Bonds not denominated in Euro): | Not Applicable |
| **46** | In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **47** | Effective yield at Issue Price: | Not Applicable |
| **48** | Date of Pricing Supplement: | 1 March 2004 |
| **49** | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By: ______________________

*Duly authorised*

**ANNEX 1**

**INDEX LINKED INTEREST BOND PROVISIONS – INDEX LINKED INTEREST RATE 1**

The per annum Rate of Interest for each Interest Period shall be determined on the relevant Valuation Date by the Calculation Agent acting in its sole discretion as follows:

$$Max\left(0\%, \frac{1}{15} \times \sum_{i=1}^{15} PERF(i)t\right)$$

where

$$Perf_{(i)}\ t = \frac{SHARE_i^t - SHARE_i^{Initial}}{SHARE_i^{Initial}}$$

provided that if $Perf_{(i)}$ t is equal to or greater than 0, then $Perf_{(i)}$ t, in respect of this Valuation Date and each subsequent Valuation Date, will be fixed at 10.00%.

**Definitions**

"**Closing Price**" means in respect of each Share, the price per Share on the relevant Exchange as of the close of trading on such Exchange as determined by the Calculation Agent provided that if the price of such Share is not so quoted on that day (other than by reason of a Market Disruption Event) then the Closing Price shall be equal to an estimate of the closing price of such Share on such date as determined by the Calculation Agent in its sole discretion by reference to such factors and source(s) as it shall determine to be appropriate;

"**Exchange**" means in respect of each Share, the exchange on which such Shares are principally traded as set out in the Table below or any successor to such exchange or, if such exchange ceases to list or otherwise include such Shares, any other exchange on which such Shares are listed or traded for the time being and "Related Exchange" shall be construed accordingly.

"**Exchange Business Day**" means in respect of each Share, a day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on both the Exchange and Related Exchange in respect of such Shares other than a day on which trading on any such Exchange or Related Exchange is scheduled to close prior to its regular weekday closing time.

"**Market Disruption Event**" means in respect of each Share, the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the close of trading on the relevant Exchange of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by such exchange or otherwise) in:

(i) such Shares on the Exchange; or

(ii) any options contracts or futures contracts relating to such Shares on any Related Exchange,

if, in the determination of the Calculation Agent, such suspension or limitation is material.

The Calculation Agent shall as soon as practicable give notice to the Bondholders under Condition 12 of the occurrence of a Market Disruption Event on a Valuation Date.

"**Reference Company**" means each of the companies set out in the Table below;

"**Related Exchange**" means any exchange on which options contracts or futures contracts relating to each Share are traded.

"**Share$_i$**" means an ordinary share in the share capital of the applicable Reference Company as set out in the Table below and references to "**Share**" and "**Shares**" means ordinary share(s) in the share capital of each Reference Company generally. Annual and interim reports (if any) of each Reference Company will be available from the offices of the Paying Agent in Luxembourg on request

"**Share$_{i, Initial}$**" means the Closing Price of Share$_i$ on 20 February 2004 for the European and USA related Shares and 23 February 2004 for the Japanese related Shares, as set out in the Table below.

"**Share$_{i, t}$**" means the Closing Price of Share$_i$ on the relevant Valuation Date.

"**Valuation Date**" means, in respect of each Interest Period, 20 February falling in such Interest Period from and including 20 February 2008 to and including 20 February 2014 provided that any if such day is not an Exchange Business Day in respect of any Share then the Valuation Date for such Share shall be the first succeeding day that is an Exchange Business Day in respect of such Share and provided further that there is no Market Disruption Event on that day. If the Calculation Agent determines in its sole discretion that on the Valuation Date for any Share a Market Disruption Event has occurred in respect of such Share then the Valuation Date for such Share shall be postponed until the next Exchange Business Day on which there is no Market Disruption Event provided that, notwithstanding anything in the Conditions to the contrary, if a Valuation Date has not occurred on or prior to the third Exchange Business Day following the originally designated Valuation Date then the Calculation Agent shall determine the Closing Price for such Share in its absolute discretion on that day regardless of whether there is a Market Disruption Event on that day. For the avoidance of any doubt, the Valuation Date for each Share not affected by a Market Disruption Event shall be 20 February of the relevant year or the first succeeding day that is an Exchange Business Day, as the case may be.

**OTHER PROVISIONS**

**Potential Adjustment Event Provisions:**
Following the declaration by a Reference Company of the terms of any Potential Adjustment Event the Calculation Agent shall in its sole and absolute discretion determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of any Share and, if so, shall (i) calculate the corresponding adjustment, if any, to be made to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions as the Calculation Agent in its sole and absolute discretion determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of such Potential Adjustment Event made by a Related Exchange to options on the Shares traded on that Related Exchange.

"**Potential Adjustment Event**" means in respect of each Reference Company any of the following:

(i) a subdivision, consolidation or reclassification of the Shares (unless a Merger Event) or a free distribution or dividend of any such Shares to existing holders by way of bonus, capitalisation or similar issue;

(ii) a distribution or dividend to existing holders of the Shares of (a) such Shares or (b) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Company equally or proportionately with such payments to holders of such Shares or (c) any other type of securities, rights or

warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

(iii) an extraordinary dividend;

(iv) a call by the Reference Company in respect of Shares that are not fully paid;

(v) a repurchase by the Reference Company of Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(vi) any other event having, in the opinion of the Calculation Agent, a diluting or concentrative effect on the theoretical value of the Shares.

Upon making any such adjustment, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12, stating the adjustment to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions and giving brief details of the Potential Adjustment Event.

**Potential Termination Provisions:**
Following the occurrence of a Potential Termination Event, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12 stating the occurrence of the Potential Termination Event, giving details thereof and the action proposed to be taken in relation thereto.

**"Potential Termination Event"** means any of Delisting, Insolvency, Merger Event or Nationalisation where:

"**Delisting**" means that the Shares cease for any reason to be listed on the relevant Exchange and as of the date of such de-listing are not listed on any other recognised stock exchange or quotation system in the same jurisdiction as the Exchange;

"**Insolvency**" means that by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting a Reference Company (i) the Shares of such Reference Company are required to be transferred to a trustee, liquidator or other similar official or (ii) the holders of the Shares become legally prohibited from transferring them;

"**Merger Date**" means, in respect of a Merger Event, the date upon which all holders of any of the Shares (other than, in the case of a take-over offer, Shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their Shares;

"**Merger Event**" means any (i) reclassification or change of the Shares that results in a transfer of or an irrevocable commitment to transfer all outstanding Shares, (ii) consolidation, amalgamation or merger of a Reference Company with or into another entity (other than a consolidation, amalgamation or merger in which the Reference Company is the continuing entity and which does not result in any such reclassification or change of all outstanding Shares of such Reference Company) or (iii) other take-over offer for the Shares of any Reference Company that results in a transfer of or an irrevocable commitment to transfer all such Shares (other than Shares owned or controlled by the offeror), in each case if the Merger Date is on or before the Valuation Date; and

"**Nationalisation**" means that all Shares of a Reference Company or all the assets or substantially all the assets of a Reference Company are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

If a Potential Termination Event occurs in relation to any Share, the Calculation Agent (or, in the case of (ii) below, the Issuer) in its sole and absolute discretion may take the action described in (i) or (ii) below:-

(i) determine in its sole and absolute discretion the appropriate adjustment, if any, to be made to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions to account for the Potential Termination Event and determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of the Potential Termination Event made by a Related Exchange to options on the Shares traded on that Related Exchange; or

(ii) redeem the Bonds early by giving notice to Bondholders in accordance with Condition 12. If the Bonds are so redeemed the Issuer shall pay an amount to the Bondholders on the Potential Termination Date that represents the fair market value of the Bonds taking into account the Potential Termination Event, less the cost to the Issuer of unwinding any related underlying hedging arrangements, all as determined by the Calculation Agent in its sole and absolute discretion. The Potential Termination Date shall be the date so determined by the Calculation Agent. Payment shall be made in such manner as shall be notified to the Bondholders in accordance with Condition 12.

Following the occurrence of a Potential Termination Event, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12 stating the occurrence of the Potential Termination Event, giving details thereof and the action proposed to be taken in relation thereto.

**Table**

| $Share_i$ | Reference Company | Currency | Country of incorporation | Bloomberg code | Exchange | $Share_{i,Initial}$ |
|---|---|---|---|---|---|---|
| 1 | Saint Gobain | EUR | France | SGO FP | Euronext Paris | 43.120 |
| 2 | Bayer | EUR | Germany | BAY GY | XETRA | 22.830 |
| 3 | Total | EUR | France | FP FP | Euronext Paris | 146.100 |
| 4 | ABN Amro | EUR | Netherlands | AABA NA | Euronext Amsterdam | 18.900 |
| 5 | Nokia | EUR | Finland | NOK1V FH | Helsinki Stock Exchange | 17.690 |
| 6 | Canon | JPY | Japan | 7751 JT | Tokyo Stock Exchange | 5360.00 |
| 7 | Toyota | JPY | Japan | 7203 JT | Tokyo Stock Exchange | 3800.00 |
| 8 | Fujitsu | JPY | Japan | 6702 JT | Tokyo Stock Exchange | 672.00 |
| 9 | Takeda Chemicals | JPY | Japan | 4502 JT | Tokyo Stock Exchange | 4530.00 |
| 10 | NTT Docomo | JPY | Japan | 9437 JT | Tokyo Stock Exchange | 232 000.00 |
| 11 | General Electrics | USD | USA | GE UN | NYSE | 32.700 |
| 12 | Microsoft | USD | USA | MSFT UQ | NASDAQ | 26.570 |
| 13 | Pfizer | USD | USA | PFE UN | NYSE | 37.270 |
| 14 | Wal-Mart Stores | USD | USA | WMT UN | NYSE | 59.430 |
| 15 | Exxon Mobiles | USD | USA | XOM UN | NYSE | 42.030 |

*Source: Bloomberg*

## ANNEX 2

## INDEX LINKED INTEREST BOND PROVISIONS – INDEX LINKED INTEREST RATE 2

The per annum Rate of Interest for each Interest Period shall be determined on the relevant Determination Date by the Calculation Agent acting in its sole discretion as follows:

$$\text{MAX}\ \{0\%\ ,\ \text{MIN}\ (2\%\ ;\ \text{EUR10yr CMS}\ (t) - 5.519\%\ )\}$$

Where

"**EUR 10yr CMS$_{(t)}$**" means the 10 year swap rate in EUR which appears on the Reuters screen page ISDAFIX2 at 11:00 a.m. Frankfurt Time on the relevant Determination Date.

"**Determination Date**" means, in respect of each Interest Period, 20 February falling in such Interest Period from and including 20 February 2008 to and including 20 February 2014. In the event that such rate does not appear, EUR 10yr CMS$_{(t)}$ will be determined by the Calculation Agent, in its sole discretion, in good faith and in a commercially reasonable manner.

## COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003, the last date of the last interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002, the date of the last published annual accounts.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (**Rabobank Nederland**) |
| 2. | (i) | Series Number: | COINs 2 |
| | (ii) | Tranche Number: | 1 |
| 3. | | Specified Currency or Currencies: | Euro ("EUR") |
| 4. | | Aggregate Nominal Amount: | EUR 1,148,000 |

| | | | |
|---|---|---|---|
| | (i) | Series: | 2 |
| | (ii) | Tranche: | 1 |
| 5. | (i) | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount less the commission referred to in item 23 (iii) |
| | (ii) | Net proceeds: | EUR 1,136,520 |
| 6. | Specified Denominations: | | EUR1,000 |
| 7. | (i) | Issue Date: | 25 February 2004 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8. | Maturity Date: | | 26 February 2008 |
| 9. | Interest Basis: | | 2.4 per cent. Fixed Rate |
| 10. | Redemption/Payment Basis: | | Redemption at par |
| 11. | (i) | Status of the Notes: | Senior |
| 12. | Listing: | | Luxembourg |
| 13. | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 14. | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 2.4 per cent per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 26 February in each year, not adjusted, commencing on 26 February 2005 |
| | (iii) | Fixed Coupon Amount(s): | Except in the case of the Interest Payment Date falling on 26 February 2004, EUR 24 per EUR 1,000 in nominal amount of Notes |
| | (iv) | Broken Amount: | In the case of the Interest Payment Date falling on 26 February 2005, EUR 24.07per EUR 1,000 in nominal amount of Notes |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ISMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | 26 February in each year, commencing on 26 February 2005 |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 15. | **Floating Rate Provisions** | | Not Applicable |

| | | |
|---|---|---|
| 16. | **Zero Coupon Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 17. | **Final Redemption Amount** | Nominal Amount |
| 18. | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Nominal Amount |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)): | Yes |
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 19. | **Form of Notes:** | Bearer Notes |
| | (i) Temporary or permanent Global Note: | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note |
| | (ii) Applicable TEFRA exemption: | D Rules |
| 20. | Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | Not Applicable |
| 21. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 22. | Other terms or special conditions: | So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | |
|---|---|---|
| 23. | (i) Names of Managers: | Deutsche Bank AG London, Cooperative Centrale Raiffeisen- |

| | | |
|---|---|---|
| | | Boerenleenbank B.A. (trading as Rabobank International London Branch) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.) |
| | (ii) Stabilising Manager (if any): | Deutsche Bank AG London |
| | (iii) Dealer's Commission: | 0.010 per cent. |
| 24. | Additional selling restrictions: | Not Applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 25. | ISIN Code: | XS0186709761 |
| 26. | Common Code: | 018670976 |
| 27. | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) | Not Applicable |
| 28. | Delivery: | Delivery against payment |
| 29. | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Paying Agent |

**GENERAL**

| | | |
|---|---|---|
| 30. | The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| 31. | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| 32 | In the case of Notes offered in Switzerland: | |
| | Articles of Association of the Issuer: | The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of |

| | | |
|---|---|---|
| | | the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above. |
| 33. | Cost of issue: | None |
| 34. | Effective yield at Issue Price of 100%: | 2.4 per cent. |
| 35. | Subscription period: | Not Applicable |
| 36. | Date of Pricing Supplement: | 23 February 2004 |
| 37. | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

# ANNEX A

## IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

| | |
|---|---|
| The registered seat of the Issuer is at: | Amsterdam |

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

| | | |
|---|---|---|
| (i) | The auditors of the Issuer: | Ernst&Young |
| (ii) | The registered seat of the auditors of the Issuer: | Utrecht |
| (i) | Articles of Association of the Issuer: | See item 31 of the Pricing Supplement |

| | |
|---|---|
| The head of long-term funding of the Issuer approved the issue of the Notes on: | 20 February 2004 |

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

**Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

NL

Execution version

**Pricing Supplement**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**RABO AUSTRALIA LIMITED**
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
**RABOBANK IRELAND plc**
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**SERIES NO: 958A**
**TRANCHE NO: 1**
**ZAR 200,000,000 9.75 per cent. Notes 2004 due 31 August 2010**

**TD Securities** **Rabobank International**

**Deutsche Bank** **KBC Bank NV**

**DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main**

The date of this Pricing Supplement is 17 February 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

*In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.*

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

<u>US Selling Restrictions</u>

The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.

<u>UK Selling Restrictions</u>

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment

activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

The Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States that are party to the Agreement on the EEA;

(b) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex I to the EC Directive 2000/12/EC.

Each of the Managers has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

South Africa:

Each manager has represented and agreed that it has not and will not offer for sale or subscription or sell, directly or indirectly, any Notes in the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with the exchange control regulations of the Republic of South Africa and any other applicable laws and regulations of the Republic of South Africa in force from time to time, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

| | | | |
|---|---|---|---|
| 1 | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 958A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | South African Rand ("**ZAR**") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | ZAR 200,000,000 |
| | (ii) | Tranche: | ZAR 200,000,000 |
| 5 | (i) | Issue Price: | 99.915 per cent. of the Principal Amount of the Notes |
| | (ii) | Net proceeds: | ZAR 196,080,000 (less agreed expenses) |
| 6 | Specified Denominations: | | ZAR 5,000, ZAR 50,000, ZAR 500,000 |
| 7 | (i) | Issue Date: | 20 February 2004 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8 | Maturity Date: | | 31 August 2010 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 9.75 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | (i) | Status of the Notes: | Senior |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | Fixed Rate Note Provisions | | Applicable |
| | (i) | Rate of Interest: | 9.75 per cent. per annum payable annually in arrear |

| | | | |
|---|---|---|---|
| | (ii) | Interest Payment Date(s): | 31 August in each year commencing on 31 Augsut 2004 and ending on the Maturity Date. There will be a short first coupon in respect of the period from and including 20 February 2004 to but excluding 31 August 2004. |
| | (iii) | Fixed Coupon Amount(s): | ZAR 257.07 per ZAR 5,000 denomination<br>ZAR 2,570.70 per ZAR 50,000 denomination<br>ZAR 25,707.00 per ZAR 500,000<br>Denomination |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ISMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | Interest Payment Dates |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **18** | Floating Rate Provisions | | Not Applicable |
| **19** | Zero Coupon Note Provisions | | Not Applicable |
| **20** | Index Linked Interest Note Provisions | | Not Applicable |
| **21** | Dual Currency Note Provisions | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | Call Option | | Not Applicable |
| **23** | Put Option | | Not Applicable |
| **24** | Final Redemption Amount | | Principal Amount |
| **25** | Early Redemption Amount | | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Yes, as set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **26** | Form of Notes: | Bearer Notes |
| | (i) Temporary or permanent global Note/Certificate: | Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership |
| | (ii) Applicable TEFRA exemption: | D Rules |
| **27** | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | London, Johannesburg, TARGET |
| **28** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| **29** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **30** | Details relating to Instalment Notes: | Not Applicable |
| **31** | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **32** | Consolidation provisions: | Not Applicable |
| **33** | Other terms or special conditions: | So long as the Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.<br><br>Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| **34** | (i) If syndicated, names of Managers: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)<br>The Toronto-Dominion Bank<br><br>Deutsche Bank AG London<br>DZ Bank Deutsche Zentral-Genossenschafts-bank, Frankfurt am Main<br>KBC Bank NV |
| | (ii) Stabilising Agent (if any): | | The Toronto-Dominion Bank |
| | (iii) Manager's Commission: | | Combined management and underwriting commission is 0.275 per cent. of the principal amount of the Notes. Selling commission: 1.60 per cent. of the principal amount of the Notes. |
| **35** | If non-syndicated, name of Manager: | | Not Applicable |
| **36** | Additional selling restrictions: | | US Selling Restrictions<br><br>The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement. |

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States that are a party to the Agreement on the EEA;

(b) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

| | | |
|---|---|---|
| | | (c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to in paragraphs 7 and 8 of Annex I to EC Directive 2000/12/EC.<br><br>Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.<br><br>South Africa:<br><br>Each manager has represented and agreed that it has not and will not offer for sale or subscription or sell, directly or indirectly, any Notes in the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with the exchange control regulations of the Republic of South Africa and any other applicable laws and regulations of the Republic of South Africa in force from time to time, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended). |
| 37 | Costs of Issue: | Not aplicable |
| 38 | *Subscription Period:* | Not applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 39 | ISIN Code: | XS0186125265 |
| 40 | Common Code: | 18612526 |
| 41 | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | Not Applicable |
| 42 | Delivery: | Delivery against payment |
| 43 | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., and Banque Générale du Luxembourg S.A. as Paying Agents |

**GENERAL**

| | | |
|---|---|---|
| **44** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| **45** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.114690 producing a sum of (for Notes not denominated in Euro): | Euro 22,938,000 |
| **46** | In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **47** | Effective yield at Issue Price: | Not applicable |
| **48** | Date of Pricing Supplement: | 17 February 2004 |
| **49** | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

# COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003, the last date of the last interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002, the date of the last published annual accounts.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (**Rabobank Nederland**) |
| 2. | (i) | Series Number: | COINs 1 |
| | (ii) | Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | | Euro ("EUR") |

| | | | |
|---|---|---|---|
| 4. | Aggregate Nominal Amount: | | EUR1,410,000 |
| | (i) | Series: | 1 |
| | (ii) | Tranche: | 1 |
| 5. | (i) | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount less the commission referred to in item 23 (iii) |
| | (ii) | Net proceeds: | EUR 1,394,490 |
| 6. | Specified Denominations: | | EUR1,000 |
| 7. | (i) | Issue Date: | 18 February 2004 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | N/A |
| 8. | Maturity Date: | | 18 February 2008 |
| 9. | Interest Basis: | | 2.8 per cent. Fixed Rate |
| 10. | Redemption/Payment Basis: | | Redemption at par |
| 11. | (i) | Status of the Notes: | Senior |
| 12. | Listing: | | Luxembourg |
| 13. | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 14. | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 2.8 per cent per annum payable annually in arrear |
| | (ii) | Interest Payment Date(s): | 18 February in each year, not adjusted |
| | (iii) | Fixed Coupon Amount(s): | EUR28.00 per EUR 1,000 in nominal amount |
| | (iv) | Broken Amount: | N/A |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ISMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | 18 February in each year, commencing on 18 February 2005 |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 15. | **Floating Rate Provisions** | | Not Applicable |
| 16. | **Zero Coupon Note Provisions** | | Not Applicable |

## PROVISIONS RELATING TO REDEMPTION

| | | | |
|---|---|---|---|
| 17. | **Final Redemption Amount** | | Nominal Amount |
| 18. | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | Nominal Amount |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

## GENERAL PROVISIONS APPLICABLE TO THE NOTES

| | | | |
|---|---|---|---|
| 19. | **Form of Notes:** | | Bearer Notes |
| | (i) | Temporary or permanent Global Note: | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 20. | Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | TARGET |
| 21. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| 22. | Other terms or special conditions: | | So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. |

## DISTRIBUTION

| | | | |
|---|---|---|---|
| 23. | (i) | Names of Managers: | Deutsche Bank AG London, Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International London Branch) |

(Rabobank International will not subscribe for the [illegible] will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)

| | | |
|---|---|---|
| (ii) | Stabilising Manager (if any): | Deutsche Bank AG London |
| (iii) | Dealer's Commission: | 0.011 per cent. |
| 24. | Additional selling restrictions: | Not Applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 25. | ISIN Code: | XS0186085295 |
| 26. | Common Code: | 018608529 |
| 27. | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) | Not Applicable |
| 28. | Delivery: | Delivery against payment |
| 29. | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Paying Agent |

**GENERAL**

| | | |
|---|---|---|
| 30. | The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro): | Not Applicable |
| 31. | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| 32 | In the case of Notes offered in Switzerland: | |
| | Articles of Association of the Issuer: | The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of |

the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

| | | |
|---|---|---|
| 33. | Cost of issue: | None |
| 34. | Effective yield at Issue Price: | 3.10 per cent. |
| 335. | Subscription period: | Not Applicable |
| 346. | Date of Pricing Supplement: | 16 February 2004 |
| 357. | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

## ANNEX A

**IN THE CASE OF NOTES OFFERED IN SWITZERLAND:**

| | | |
|---|---|---|
| The registered seat of the Issuer is at: | | Amsterdam |

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

| | | |
|---|---|---|
| (i) | The auditors of the Issuer: | Ernst&Young |
| (ii) | The registered seat of the auditors of the Issuer: | Utrecht |
| (i) | Articles of Association of the Issuer: | See item 31 of the Pricing Supplement |

| | |
|---|---|
| The head of long-term funding of the Issuer approved the issue of the Notes on: | 13 February 2004 |

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

**Financial Statements**

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

SCHEDULE 1

# FINANCIAL STATEMENTS 2002 OF THE RABOBANK GROUP

SCHEDULE 2

# INTERIM REPORT 2003 OF THE RABOBANK GROUP

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**



(a coöperatieve formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number f03634w)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc
by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
**SERIES NO: 943A**
**TRANCHE NO: 1**

# NOK 500,000,000 3.75 per cent. Notes 2004 due 4 February 2009

**RABOBANK INTERNATIONAL**
**DEUTSCHE BANK**

**FORTIS BANK**
**ING**
**KBC INTERNATIONAL GROUP**
**ABN AMRO**
**BANK VONTOBEL AG**
**BANQUE ET CAISSE D'EPARGNE DE L'ETAT, LUXEMBOURG**
**DAIWA SECURITIES SMBC EUROPE**
**DANSKE BANK**
**DEXIA CAPITAL MARKETS**
**DRESDNER KLEINWORT WASSERSTEIN**
**UBS INVESTMENT BANK**
**ZÜRCHER KANTONALBANK**

The date of this Pricing Supplement is 30 January 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the Final terms of the Notes and must be read in conjunction with, the Offering Circular dated 7 October 2003, (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 30 June 2003 (being the date of the latest interim accounts of the Group) and no material adverse change in the financial position or prospects of the Issuer or the Group since 31 December 2002 (being the date of the latest audited consolidated financial statements of the Group).

In connection with this issue, Deutsche Bank AG London (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 943A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | Norwegian Kroner ("**NOK**") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | NOK 500,000,000 |
| | (ii) | Tranche: | NOK 500,000,000 |
| 5 | (i) | Issue Price: | 101.40 per cent of the Aggregate Nominal Amount |
| | (ii) | Net proceeds: | NOK 497,625,000 (excluding agreed expenses) |
| 6 | Specified Denominations: | | NOK 10,000 and NOK 50,000 |
| 7 | (i) | Issue Date: | 4 February 2004 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8 | Maturity Date: | | 4 February 2009 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 3.75 per cent. Fixed-Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | Status of the Notes: | | Senior |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate of Interest: | 3.75 per cent. per annum payable annually in arrear |

| | | | |
|---|---|---|---|
| | (ii) | Interest Payment Dates: | 4 February in each year commencing on 4 February 2005 and ending on 4 February 2009 |
| | (iii) | Fixed Coupon Amounts: | NOK 375 per NOK 10,000 in nominal amount and NOK 1,875 per NOK 50,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual - ISMA |
| | (vi) | Determination Date(s) (Condition 1(a)): | Interest Payment Date |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **18** | **Floating Rate Provisions** | | Not Applicable |
| **19** | **Zero Coupon Note Provisions** | | Not Applicable |
| **20** | **Index Linked Interest Note Provisions** | | Not Applicable |
| **21** | **Dual Currency Note Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | **Call Option** | | Not Applicable |
| **23** | **Put Option** | | Not Applicable |
| **24** | **Final Redemption Amount** | | 100.00 per cent. of the Aggregate Nominal Amount |
| **25** | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | As set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **26** | **Form of Notes** | Bearer Notes |

| | | | |
|---|---|---|---|
| | (i) | Temporary or permanent global Note/Certificate: | Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 16 March 2004 upon certification as to non-U.S. beneficial ownership |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 27 | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | | Not Applicable |
| 28 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | | No |
| 29 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | | Not Applicable |
| 30 | Details relating to Instalment Notes: | | Not Applicable |
| 31 | Redenomination, renominalisation and reconventioning provisions: | | Not Applicable |
| 32 | Consolidation provisions: | | Not Applicable |
| 33 | Other terms or special conditions: | | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34 | (i) | If syndicated, names of Managers: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)<br>Deutsche Bank AG London<br>Fortis Bank nv-sa<br>ING Belgium SA/NV<br>KBC Bank NV<br>ABN AMRO Bank N.V.<br>Bank Vontobel AG<br>Banque et Caisse D'Epargne De L'Etat, Luxembourg<br>Daiwa Securities SMBC Europe Limited<br>Danske Bank A/S<br>Dexia Banque Internationale á Luxembourg, société anonyme acting under the name Dexia Capital Markets<br>Dresdner Bank AG London Branch<br>UBS Limited<br>Zürcher Kantonalbank |

| | | | |
|---|---|---|---|
| | (ii) | Stabilising Manager (if any): | Deutsche Bank AG London |
| | (iii) | Dealer's Commission: | Combined management and underwriting commission of 0.25 per cent. of the nominal amount of the Notes and selling concession of 1.625 per cent. of the nominal amount of the Notes |
| **35** | If non-syndicated, name of Dealer: | | Not Applicable |
| **36** | Additional selling restrictions: | | **The Netherlands:** Each Manager has agreed and represented and that it has not offered and will not offer any Notes anywhere in the world, and that it has not announced and will not announce any such offer, other than if:<br><br>(i) the Notes qualify as Euro-Securities (*Euro-effecten*) (which they do if (A) they are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States party to the Agreement on the European Economic Area, (B) at least 60 per cent. of those Notes are offered in one or more States other than the State where the relevant Issuer is establisehd according to its constitutional documents; and (C) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred under 7 and 8 of Annex 1 to EC Directive 2000/12/EC); and<br><br>(ii) no general advertising or canvassing campaign is conducted in respect of the Notes anywhere in the world.<br><br>**Kingdom of Norway:** Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any notes other than to persons who are registered with the Oslo Stock Exchange as professional investors. |

| | | |
|---|---|---|
| 37 | Subscription Period: | Not Applicable |
| 38 | Costs of Issue: | Not Applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 39 | ISIN Code: | XS0184354891 |
| 40 | Common Code: | 018435489 |
| 41 | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | Not Applicable |
| 42 | Delivery: | Delivery against payment |
| 43 | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents; Deutsche Bank Luxembourg S.A. as Listing Agent |

**GENERAL**

| | | |
|---|---|---|
| 44 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| 45 | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.117219, producing a sum of (for Notes not denominated in Euro): | Euro 58,609,500 |
| 46 | In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| 47 | Effective yield at Issue Price: | Not Applicable |
| 48 | Date of Pricing Supplement: | 30 January 2004 |
| 49 | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

n\

RECEIVED
2004 MAY -7 P 2:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**RABO AUSTRALIA LIMITED**
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)

**RABOBANK IRELAND PLC**
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
**SERIES NO: 944A**
**TRANCHE NO: 1**

# SEK 500,000,000 3.75 per cent. Notes 2004 due 4 February 2008

**RABOBANK INTERNATIONAL**
**DEUTSCHE BANK**

**BANK VONTOBEL AG**
**BANQUE ET CAISSE D'EPARGNE DE L'ETAT, LUXEMBOURG**
**DANSKE BANK**
**DEXIA CAPITAL MARKETS**
**FORTIS BANK**
**HANDELSBANKEN TRADING**
**ING**
**KBC INTERNATIONAL GROUP**
**BANK SARASIN & CO. LTD, ZURICH**
**UBS INVESTMENT BANK**
**ZÜRCHER KANTONALBANK**

The date of this Pricing Supplement is 30 January 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**"), issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Terms and Conditions and the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 30 June 2003 (being the date of the latest interim accounts of the Group) and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002 (being the date of the latest audited financial statements of the Group).

In connection with this issue, Deutsche Bank AG London (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 944A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | Swedish Kroner ("**SEK**") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | SEK 500,000,000 |
| | (ii) | Tranche: | SEK 500,000,000 |
| 5 | (i) | Issue Price: | 101.325 per cent. of the Aggregate Nominal Amount |
| | (ii) | Net proceeds: | SEK 498,500,000 (excluding agreed expenses) |
| 6 | Specified Denominations: | | SEK 10,000 and SEK 50,000 |
| 7 | (i) | Issue Date: | 4 February 2004 |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 8 | Maturity Date: | | 4 February 2008 |
| 9 | Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) | | No |
| 10 | Interest Basis: | | 3.75 per cent. Fixed Rate |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/Payment Basis: | | Not Applicable |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | Status of the Notes: | | Senior |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | Fixed Rate Note Provisions | | Applicable |
| | (i) | Rate of Interest: | 3.75 per cent. per annum payable annually in arrear |
| | (ii) | Interest Payment Dates: | 4 February in each year commencing on 4 February 2005 and ending on 4 February 2008 |

| | | | |
|---|---|---|---|
| | (iii) | Fixed Coupon Amounts: | SEK 375 per SEK 10,000 in nominal amount and SEK 1,875 per SEK 50,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a)): | Actual/Actual-ISMA |
| | (vi) | Determination Dates (Condition 1(a)):: | Interest Payment Date |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| **18** | Floating Rate Provisions | | Not Applicable |
| **19** | Zero Coupon Note Provisions | | Not Applicable |
| **20** | Index Linked Interest Note Provisions | | Not Applicable |
| **21** | Dual Currency Note Provisions | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| **22** | Call Option | | Not Applicable |
| **23** | Put Option | | Not Applicable |
| **24** | Final Redemption Amount | | 100.00 per cent. of the Aggregate Nominal Amount |
| **25** | Early Redemption Amount | | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | As set out in the Conditions |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **26** | **Form of Notes:** | Bearer Notes |

| | | | |
|---|---|---|---|
| | (i) | Temporary or permanent global Note/Certificate: | Temporary Global Note which will be exchangeable for Definitive Notes on or after a date which is expected to be 16 March 2004 upon certification as to non-U.S. beneficial ownership |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| **27** | | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | Not Applicable |
| **28** | | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| **29** | | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **30** | | Details relating to Instalment Notes: | Not Applicable |
| **31** | | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **32** | | Consolidation provisions: | Not Applicable |
| **33** | | Other terms or special conditions: | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| **34** | (i) | If syndicated, names of Managers: | Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)<br>Deutsche Bank AG London<br>Bank Vontobel AG<br>Banque et Caisse d'Epargne de L'etat, Luxembourg<br>Danske Bank A/S<br>Dexia Banque International á Luxembourg,société anonyme acting under the name Dexia Capital Markets<br>Fortis Bank nv-sa<br>ING Belgium SA/NV<br>KBC Bank NV<br>Bank Sarasin & Co. Ltd, Zurich<br>Svenska Handelsbanken AB<br>UBS Limited |

| | | | |
|---|---|---|---|
| | | | Zürcher Kantonalbank |
| | (ii) | Stabilising Agent (if any): | Deutsche Bank AG London |
| | (iii) | Manager's Commission: | Combined management and underwriting commission of 0.225 per cent. of the nominal amount of the Notes and selling concession of 1.40 per cent. of the nominal amount of the Notes |
| **35** | If non-syndicated, name of Dealer: | | Not Applicable |
| **36** | Additional selling restrictions: | | **The Netherlands:** Each Manager has agreed and represented and that it has not offered and will not offer any Notes anywhere in the world, and that it has not announced and will not announce any such offer, other than if:<br>(i) the Notes qualify as Euro-Securities (*Euro-effecten*) (which they do if (A) they are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States party to the Agreement on the European Economic Area, (B) at least 60 per cent. of those Notes are offered in one or more States other than the State where the relevant Issuer is establisehd according to its constitutional documents; and (C) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred under 7 and 8 of Annex 1 to EC Directive 2000/12/EC); and<br>(ii) no general advertising or canvassing campaign is conducted in respect of the Notes anywhere in the world.<br>**Kingdom of Sweden:** This offer is for intended recipients only and may not in any way be forwarded to the public in the Kingdom of Sweden (**"Sweden"**). Accordingly, each Manager has represented, warranted and agreed that it has not offered or sold and will not offer or sell the Notes in Sweden in a manner that would require the registration of a prospectus by the Swedish Financial |

| | | |
|---|---|---|
| | | Supervisory Authority according to the Financial Instruments Trading Act. |
| **37** | Costs of Issue: | Not Applicable |
| **38** | Subscription period: | Not Applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| **39** | ISIN Code: | XS0184355278 |
| **40** | Common Code: | 018435527 |
| **41** | Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s): | Not Applicable |
| **42** | Delivery: | Delivery against payment |
| **43** | The Agents appointed in respect of the Notes are: | Deutsche Bank AG London as Fiscal Agent and Paying Agent; Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents; and Deutsche Bank Luxembourg S.A. as Listing Agent |

**GENERAL**

| | | |
|---|---|---|
| **44** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| **45** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.108941, producing a sum of (for Notes not denominated in Euro): | Euro 54,470,500 |
| **46** | In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **47** | Effective yield at Issue Price: | Not Applicable |
| **48** | Date of Pricing Supplement: | 30 January 2004 |
| **49** | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By:

Duly authorised

n



**Pricing Supplement**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**
(*a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam*)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**

**(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**

**(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
**RABO AUSTRALIA LIMITED**
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
**RABOBANK IRELAND plc**
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.**
**(RABOBANK NEDERLAND)**

**SERIES NO: 867A TRANCHE NO: 1**
**EUR 169,450,000 Fixed Rate to Index Linked Interest Bonds due 9 October 2013**

**(the "Bonds")**

Issue Price: 100.00 per cent.

**BNP PARIBAS**

**The date of this Pricing Supplement is 7 October 2003.**

This Pricing Supplement, under which the Bonds described herein (the "Bonds") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 7 October 2003 (the "Offering Circular") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" will have the same meaning.

**Important Notice**

Bondholders and prospective purchasers of Bonds should ensure that they understand the nature of the Bonds and the extent of their exposure to risk and that they consider the suitability of the Bonds as an investment in the light of their own circumstances and financial condition. The interest amount of the Bonds is to be determined by the performance of three equity indices. A small movement in the indices may result in a large change in the value of the Bonds. Bondholders and prospective purchasers of the Bonds should conduct their own investigations and, in deciding whether or not to purchase the Bonds, prospective purchasers should form their own views of the merits of an investment on which the return is to be determined by reference to the indices based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of the Bonds, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment on which the return is determined in this way.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Bonds without taking detailed advice from a specialised adviser.

**DISCLAIMER**

The Issuer and the Calculation Agent will not be liable for the poor performance or default of any additional basket constituents or the impact on the return of the Bonds where the Issuer and the Calculation Agent have acted in good faith and without negligence or wilful default.

| | | | |
|---|---|---|---|
| 1 | | Issuer: | Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland) |
| 2 | (i) | Series Number: | 867A |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | Euro ("EUR") |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | EUR 169,450,000 |
| | (ii) | Tranche: | EUR 169,450,000 |
| 5 | (i) | Issue Price: | 100.00 per cent. of the Aggregate Nominal Amount |
| | (ii) | Net Proceeds: | EUR 169,450,000 |
| 6 | Specified Denominations: | | EUR 10,000 |
| 7 | Issue Date: | | 9 October 2003 |
| 8 | Maturity Date: | | 9 October 2013 |
| 9 | Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax): | | No |
| 10 | Interest Basis: | | 5.50 per cent. Fixed Rate changing into Index Linked Interest |
| 11 | Redemption/Payment Basis: | | Redemption at par |
| 12 | Change of Interest or Redemption/ Payment Basis: | | Fixed Rate until 9 October 2005 and Index Linked Interest thereafter |
| 13 | Put/Call Options: | | Not Applicable |
| 14 | Status of the Bonds: | | Senior |
| 15 | Listing: | | Luxembourg |
| 16 | Method of distribution: | | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 17 | **Fixed Rate Bond Provisions** | | Applicable from and including 9 October 2003 to but excluding 9 October 2005 |
| | (i) | Rate of Interest: | 5.50 per cent. per annum payable annually in arrear |

| | | | |
|---|---|---|---|
| | (ii) | Interest Payment Dates: | 9 October 2004 and 9 October 2005 |
| | (iii) | Fixed Coupon Amounts: | EUR 550 per EUR 10,000 in nominal amount |
| | (iv) | Broken Amount: | Not Applicable |
| | (v) | Day Count Fraction (Condition 1(a): | 30/360 |
| | (vi) | Determination Date(s) (Condition 1(a)): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Bonds: | The Interest Payment Dates are subject to adjustment in accordance with the Preceding Business Day Convention, but without any subsequent adjustment to the Fixed Coupon Amounts payable |
| 18 | **Floating Rate Provisions** | | Not Applicable |
| 19 | **Zero Coupon Bond Provisions** | | Not Applicable |
| 20 | **Index Linked Interest Bond Provisions** | | Applicable from and including 9 October 2005 to but excluding the Maturity Date |
| | i) | Index/Formula: | Indexed to a basket of indices as further described in Annex 1 attached hereto |
| | ii) | Calculation Agent responsible for calculating the interest due: | BNP Paribas |
| | iii) | Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: | As described in Annex 1 attached hereto |
| | iv) | Specified Period(s)/Specified Interest Payment Dates: | 9 October in each year from and including 9 October 2006 to and including 9 October 2013 |
| | v) | Business Day Convention: | Preceding Business Day Convention, but without adjustment to the amount of interest payable |
| | vi) | Additional Business Centre(s) (Condition 1(a)): | Not Applicable |
| | vii) | Minimum Rate of Interest: | Not Applicable |
| | viii) | Maximum Rate of Interest: | Not Applicable |
| | ix) | Day Count Fraction (Condition1(a)): | 30/360 |
| 21 | **Dual Currency Bond Provisions** | | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | | |
|---|---|---|---|
| 22 | **Call Option** | | Not Applicable |
| 23 | | **Put Option** | Not Applicable |
| 24 | | **Final Redemption Amount** | Nominal Amount |
| 25 | | **Early Redemption Amount** | |
| | (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | In the event of the Bonds becoming due and payable for taxation reasons or on event of default (of the Issuer, as per Condition 7c) or Condition 11) on or after the Issue Date but prior to the Maturity Date then the Early Redemption Amount in respect of the Bonds shall be such amount as shall be determined by the Calculation Agent in its absolute discretion which would have the effect of preserving for the Bondholders the economic equivalent of the obligations of the Issuer to make payments of interest and/or principal in respect of the Bonds which would otherwise have fallen due after such due date for redemption. |
| | (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)): | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)): | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE BONDS**

| | | | |
|---|---|---|---|
| 26 | | **Form of Bonds:** | Bearer Bonds |
| | (i) | Temporary or permanent global Bond/Certificate: | Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent global Note. |
| | (ii) | Applicable TEFRA exemption: | D Rules |
| 27 | | Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: | Not Applicable |
| 28 | | Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature): | No |

| | | | |
|---|---|---|---|
| 29 | | Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment: | Not Applicable |
| 30 | | Details relating to Instalment Bonds: | Not Applicable |
| 31 | | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 32 | | Consolidation provisions: | Not Applicable |
| 33 | | Other terms or special conditions: | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 34 | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| | (iii) | Dealer's Commission: | Not Applicable |
| 35 | | If non-syndicated, name of Dealer: | BNP PARIBAS |
| 36 | | Additional selling restrictions: | The Netherlands:<br><br>The Bonds may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Bonds are or will be offered will be complied with. |
| 37 | | Costs of Issue | Not Applicable |

**OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| 38 | ISIN Code: | XS0177062840 |
| 39 | Common Code: | 017706284 |
| 40 | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s): | Not Applicable |
| 41 | Delivery: | Delivery against payment |
| 42 | The Agents appointed in respect of the Bonds are: | Deutsche Bank AG London<br>as Principal Paying Agent<br><br>BNP PARIBAS<br>as Calculation Agent |

**GENERAL**

| | | |
|---|---|---|
| **43** | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): | Not Applicable |
| **44** | The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro [Not Applicable] producing a sum of (for Bonds not denominated in Euro): | Not Applicable |
| **45** | In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.: | Not Applicable |
| **46** | Date of Pricing Supplement: | 7 October 2003 |
| **47** | Date of Base Offering Circular: | 7 October 2003 |

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

# ANNEX 1

**Index Linked Interest Bond Provisions**

The per annum Rate of Interest for each Index Linked Interest Bond Period shall be determined by the Calculation Agent in good faith and in its sole discretion on the relevant Valuation $\text{Date}_{(t)}$ in accordance with the following formula:

$$Max\left[0\%, \sum_{i=1}^{3} W(i) \times Min\left(8\%; \frac{Index_i(t) - 92\% Index_i(0)}{Index_i(0)}\right)\right]$$

Where:

**$\textbf{Index}_i$** (t): means the Closing Price of $\text{Index}_i$ on Valuation $\text{Date}_{(t)}$.

**$\textbf{Index}_i$** (0): means the Closing Price of $\text{Index}_i$ on 25 September 2003, as set out in Table 1.

**W** (i): means the weight of each $\text{Index}_i$ as specified in Table 1 below.

***Table 1***

| | **$\text{Index}_i$** | **Exchange** | **Index Sponsor** | **$\text{Index}_i$ (0)** | **W(i)** |
|---|---|---|---|---|---|
| 1 | Dow Jones Euro Stoxx 50 | Each exchange on which any component security of the Index is principally traded | Stoxx Limited | 2,465.13 | 1/3 |
| 2 | S&P 500 | The New York Stock Exchange (NYSE), the American Stock Exchange (AMEX) and the National Association of Securities Dealers Automated Quotation System (NASDAQ) | Standard & Poor's | 1,003.27 | 1/3 |
| 3 | Nikkei 225 | Tokyo Stock Exchange | Nihon Keizai Shimbun, Inc. | 10,310.04 | 1/3 |

**Definitions**

**"Calculation Agent"** Means BNP Paribas

**"Closing Level"** Means, with respect to any Exchange Business Day and $\text{Index}_i$, the official closing price of $\text{Index}_i$ quoted on the Exchange as calculated and announced by the Index Sponsor, as of the Valuation Time.

**"Exchange"** With respect to each $\text{Index}_i$, the relevant Exchange specified in Table 1 above or in each case, any successor to such Exchange or quotation system.

**"Exchange Business Day"** With respect to each $\text{Index}_i$, means any day (a) on which the Index Sponsor publishes (or, but for the occurrence of a Market Disruption Event, would have published) the level thereof, and (b) which is a trading day on each Exchange and each Related Exchange including a day on which trading on any such Exchange or Related Exchange is scheduled to close prior to its regular weekday closing time.

**"Index$_i$"**

Means the Dow Jones Euro Stoxx 50 Index, the S&P 500 Index and the Nikkei 225 Index, the levels of which are calculated and announced by the Index Sponsor specified in the above Table 1 (together the "Indices" ).

a) **<u>The Dow Jones Euro Stoxx 50 Index</u>**, a Euro blue-chip index derived from the Dow Jones Euro Stoxx, as calculated and published by the Index Sponsor (on Bloomberg ".SX5E" page, or alternatively Reuters Code "STOXX50E", or if this page is not available, such other page or service which displays such information).

b) **<u>S&P 500 Index</u>**, a capitalised-weighted index of 500 stocks, as calculated and published by the Index Sponsor value (on Bloomberg "SPX" page, or alternatively Reuters Code ".SPX", or if this page is not available, such other page or service which displays such information).

c) **<u>Nikkei 225 Index,</u>** means the Nikkei Stock Average or Nikkei 225, an index of 225 selected stocks listed on the first section of the Exchange as calculated and published by the Index Sponsor (on Bloomberg "NKY" page or alternatively Reuters Code ".N225", or if this page is not available, such other page or service which displays such information).

**"Index Sponsor"**

In respect of each Index$_i$, the relevant entity responsible for the calculation and publication of the level of Index$_i$ as specified in Table 1 (or any such successor thereof);

**"Market Disruption Event"**

Means with respect to each Index$_i$, the occurrence or existence, as determined by the Calculation Agent, on any Exchange Business Day during the one-half hour period that ends at the Valuation Time of any suspension of or limitation imposed on trading (by reason of movements in price exceeding the intra-day price movement limits permitted by the relevant exchange or otherwise) or any other suspension or limitation on trading on (i) the Exchange(s) in securities that comprise 20 per cent or more of the level of Index$_i$ or (ii) in futures or options contracts on Index$_i$ on any Related Exchange if, in any such case such suspension or limitation is, in the determination of the Calculation Agent, material.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in Index$_i$ is suspended or limited at that time, then the relevant percentage contribution of that security to the level of Index$_i$ shall be based on a comparison of (i) the portion of the level of Index$_i$ attributable to that security relative to (ii) the overall level of Index$_i$, in each case immediately before that suspension or limitation.

**"Related Exchange"**

In respect of each Index$_i$, any exchange or quotation system on which futures or options contracts on Index$_i$ may be traded.

**" Valuation Date$_{(t)}$"**

Means for each Index$_i$, 25 September in each year from and including 25 September 2006 to and including 25 September 2013 or if any such day is not an Exchange Business Day for any Index$_i$, the first following day that is an Exchange Business Day with respect to all Indices, unless there is a Market Disruption Event

which lasts for the whole or for the most part of the half hour period that ends at the Valuation Time on such day.

If there is such a Market Disruption Event on such day, then the relevant Valuation Date shall be the first succeeding Exchange Business Day on which no such Market Disruption Event takes place, unless such a Market Disruption Event occurs on each of the five Exchange Business Days immediately succeeding the original date that, but for the Market Disruption Event, would have been a Valuation Date. In that case, (i) the fifth Exchange Business Day shall be deemed to be such Valuation Date, notwithstanding the Market Disruption Event, and (ii) the Calculation Agent shall determine the level of $Index_i$ as of the Valuation Time on that fifth Exchange Business Day in accordance with (subject to "Adjustment to Index" set forth below) the formula for and method of calculating the Index last in effect prior to the commencement of the Market Disruption Event using the Exchange traded price (or, if trading in the relevant security has been suspended or materially limited, its good faith estimate of the Exchange traded price that would have prevailed but for that suspension or material limitation) as of the Valuation Time on that fifth Exchange Business Day of each security comprising $Index_i$.

**"Valuation Time"** Means the official time with reference to which the Index Sponsor calculates the official closing price of $Index_i$.

**Adjustment to Index**

(a) If the Index is (i) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor acceptable to the Calculation Agent, or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, then the Index will be deemed to be the index so calculated and announced by that successor sponsor or that successor index, as the case may be.

b) If on or prior to the last Valuation Date, the Index Sponsor makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index (other than a modification prescribed in that formula or method to maintain the Index in the event of changes in constituent stock and capitalisation and other routine events), then the Calculation Agent shall elect either (i) to replace the Index by the index with a modified method of calculating, multiplied in either case, if necessary, by a linking coefficient, or (ii) to apply the paragraph "Cessation of quotation of the Index" below.

c) If on any Valuation Date, the Index Sponsor fails to calculate and announce such Index, then the Calculation Agent shall calculate the relevant Closing Level using, in lieu of a published level for the Index, the level for that Index as at that date, as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to that change or failure, but using only those securities that comprised that Index immediately prior to that change or failure (other than those securities that have since ceased to be listed on the Exchange).

**Cessation of quotation of the Index**

If, at any time from the Issue Date to the last Valuation Date, (i) the Index Sponsor (or any successor sponsor) announces officially the definitive cessation of calculation and/or quotation of the Index or takes any other similar measure having the same consequences and does not provide a substitute index or (ii) any successor sponsor responsible for calculating and disseminating the Index is unacceptable to the Calculation Agent, then the Calculation Agent will calculate from the last quotation day of the Index (or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the

Calculation Agent) to the Valuation Date a synthetic index in replacement of the Index in accordance with the formula for and method of calculating that Index last in effect prior to that definitive cessation of quotation (or, as the case may be, the replacement of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent), but using only those securities that comprised that Index immediately prior to that definitive cessation of quotation or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and using the official closing price on the Exchange (or, if trading in the relevant security has been materially suspended or materially limited, its good faith estimate of the closing price on the Exchange that would have prevailed but for that suspension or limitation) on that day of each security comprised in the Index (and to determine accordingly the Closing Level on the last Valuation Date).

**Correction to Index**

With the exception of any corrections published after the day which is three London Business Days prior to the relevant Interest Payment Date, if the level of the Index published on a given day and used or to be used by the Calculation Agent to determine the Coupon Amount is subsequently corrected and published by the Index Sponsor, the official closing price shall be the level of the relevant Index as so corrected. Corrections published after the day which is three London Business Days prior to the relevant Interest Payment Date will be disregarded by the Calculation Agent for the purposes of determining such Coupon Amount.

***Disclaimers***

**General disclaimer**

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of any Index or any successor index.

All the information contained therein in relation to any Index is derived from publicly available information released by the relevant Index Sponsor and other public sources, and the Issuer has not independently verified any such information. The Issuer shall not have any responsibility for any errors or omissions in the description and publication of any of the Indices released by the relevant Index Sponsor and other public sources.

**Index Sponsor Disclaimers**

**A - Dow Jones Euro Stoxx 50**

STOXX and Dow Jones have no relationship to the Issuer, other than the licensing of the relevant index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the relevant index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.

Specifically:

- STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

  - The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the relevant index and the data included in the relevant index;

  - The accuracy or completeness of the relevant index and its data;

  - The merchantability and the fitness for a particular purpose or use of the relevant index and its data;

- STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the relevant index or its data;
- Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

**B – S&P 500®**

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500"and "500" are trademarks of The McGraw-Hill Companies, Inc. These marks have been licensed for use by Rabobank Nederland. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Notes.

**C- NIKKEI 225**

The Nikkei Stock Average or Nikkei 225 Index (The "Index") is an intellectual property of Nihon Keizai Shimbun, Inc. (The "Index Sponsor"). "Nikkei", "Nikkei Stock Average" and "Nikkei 225" are the service marks of the Index Sponsor. The Index Sponsor reserves all the rights, including copyright, to the Index.

The Notes are not in any way sponsored, endorsed or promoted by the Index Sponsor. The Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Index or the figure as which the Index stands at any particular day or otherwise. The Index is compiled and calculated solely by the Index Sponsor. However, the Index Sponsor shall not be liable to any person for any error in the Index and the Index. Sponsor shall not be under any obligation to advise any person, including a purchase or vendor of the Notes, of any error therein.

In addition, the Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Index and is under no obligation to continue The calculation, publication and dissemination of the Index.

# ANNEX 2

## Historic closing levels of the Indices

### A- DOW JONES EURO STOXX 50

The Dow Jones Euro Stoxx 50 (Price) Index is a capitalization-weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The index was developed with a base value of 1,000 as of 31 December 1991. The level of the Index is disseminated every 15 seconds.

| Date | 2000 | 2001 | 2002 |
|---|---|---|---|
| Low | 4500.69 | 2,877.68 | 2150.27 |
| High | 5,464.43 | 4,787.45 | 3833.09 |

| | Max | Min |
|---|---|---|
| Jan-02 | 3,833.09 | 3,576.6 |
| Feb-02 | 3,682.69 | 3,430.18 |
| Mar-02 | 3,796.26 | 3,645.33 |
| Apr-02 | 3,748.44 | 3,538.74 |
| May-02 | 3,595.73 | 3,388.44 |
| Jun-02 | 3,382.54 | 2,928.72 |
| Jul-02 | 3,165.47 | 2,438.31 |
| Aug-02 | 2,872.02 | 2,447.32 |
| Sep-02 | 2,723.14 | 2,187.22 |
| Oct-02 | 2,549.84 | 2,150.27 |
| Nov-02 | 2,669.89 | 2,434.73 |
| Dec-02 | 2662.49 | 2364.99 |
| Jan-03 | 2,529.86 | 2,154.53 |
| Feb-03 | 2,280.82 | 2,058.97 |
| Mar-03 | 2,249.11 | 1,849.64 |
| April-03 | 2,365.97 | 2,067.23 |
| May-03 | 2,389.70 | 2,229.43 |
| Jun-03 | 2,527.44 | 2,365.76 |
| Jul-03 | 2,528.76 | 2,359.44 |
| Aug-03 | 2,610.28 | 2,414.47 |
| Sep-03 | 2,654.30 | 2,374.64 |

The official closing level of the Index on 3 October 2003 was 2,516.48.

***Source: Bloomberg and Reuters***

**B – S&P 500®**

A capitalisation-weighted index of 500 stocks. The index is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks. The level of the Index is calculated every 15 seconds.

| Date | 2000 | 2001 | 2002 |
|---|---|---|---|
| Low | 1,264.74 | 965.80 | 776.76 |
| High | 1,527.46 | 1,373.73 | 1172.51 |

| | Max | Min |
|---|---|---|
| Jan-02 | 1,172.51 | 1,100.64 |
| Feb-02 | 1,122.2 | 1,080.17 |
| Mar-02 | 1,170.29 | 1,131.78 |
| Apr-02 | 1,146.54 | 1,065.45 |
| May-02 | 1,106.59 | 1,049.49 |
| Jun-02 | 1,049.9 | 973.53 |
| Jul-02 | 989.03 | 797.7 |
| Aug-02 | 962.7 | 834.6 |
| Sept-02 | 909.58 | 815.28 |
| Oct-02 | 899.72 | 776.76 |
| Nov-02 | 938.87 | 876.19 |
| Dec-02 | 934.53 | 875.4 |
| Jan-03 | 931.66 | 844.61 |
| Feb-03 | 860.32 | 817.37 |
| Mar-03 | 895.79 | 800.73 |
| Apr-03 | 919.02 | 858.48 |
| May-03 | 965.38 | 902.83 |
| Jun-03 | 1,015.33 | 963.59 |
| Jul-03 | 1,015.41 | 962.10 |
| Aug-03 | 1,011.01 | 960.84 |
| Sep-03 | 1,040.29 | 990.36 |

The official closing level of the Index on 3 October 2003 was 1,029.85.

***Source: Bloomberg and Reuters***

## C – NIKKEI 225

The Nikkei Stock Average or Nikkei 225 is a capitalization-weighted index of 225 selected stocks listed on the first section of the Exchange as calculated and published by the Index Sponsor. The Nikkei 225 Index is calculated every minute during trading hours.

| Date | 2000 | 2001 | 2002 |
|---|---|---|---|
| Low | 13,423.21 | 9,504.41 | 8,303.39 |
| High | 20,833.21 | 14,529.10 | 11,979.85 |

| | Max | Min |
|---|---|---|
| Jan-02 | 10,942.36 | 9,919.48 |
| Feb-02 | 10,587.83 | 9,420.85 |
| Mar-02 | 11,919.30 | 10,812.00 |
| Apr-02 | 11,736.83 | 10,962.98 |
| May-02 | 11,979.85 | 11,316.04 |
| Jun-02 | 11,901.39 | 10,074.56 |
| Jul-02 | 10,960.25 | 9,591.03 |
| Aug-02 | 10,067.74 | 9,501.02 |
| Sep-02 | 9,669.62 | 9,075.09 |
| Oct-02 | 9,162.26 | 8,439.62 |
| Nov-02 | 9,215.56 | 8,303.39 |
| Dec-02 | 9,205.11 | 8,344.01 |
| Jan-03 | 8,790.92 | 8,316.81 |
| Feb-03 | 8,771.89 | 8,356.81 |
| Mar-03 | 8,490.40 | 7,862.43 |
| Apr-03 | 8,249.98 | 7,607.88 |
| May-03 | 8,461.73 | 7,745.69 |
| Jun-03 | 9,188.95 | 8,488.89 |
| Jul-03 | 10,070.11 | 9,078.74 |
| Aug-03 | 10,415.53 | 9,224.05 |
| Sep-03 | 11,160.19 | 10,148.36 |

The official closing level of the Index on 3 October 2003 was 10,709.29.

***Source: Bloomberg and Reuters***

# ANNEX 3

**Extract of method of calculation of the Indices**

Dow Jones Euro Stoxx 50 Index
S&P500®
Nikkei 225 Index

## ANNEX 3
## Extract of method of calculation of the Indices

**A- <u>Dow Jones Euro Stoxx 50 Index</u>**
**<u>(Extracted from Dow Jones [SM] Index Guide 7.2 from January 2003)</u>**

## 6. CALCULATION

### 6.1 Index Formula & Index Divisors

The Indexes are calculated with the Laspeyres formula, which measures price changes against a fixed base quantity weight.

Each index has a unique index divisor, which is adjusted to maintain the continuity of the index's values across changes due to corporate actions.

$$Index_t = \frac{\sum_{i=1}^{n} (p_{it} \cdot q_{it} \cdot X_{it}^{EUR} \cdot f_{it})}{C_t \cdot \sum_{i=1}^{n} (p_{i0} \cdot q_{i0} \cdot X_{i0}^{EUR})} \cdot \text{base value}$$

$$= \frac{M_t}{B_t} \cdot \text{base value}$$

- $n$ = *Number of stocks in the index*
- $p_{i0}$ = Closing price of stock (i) on the base date
- $q_{i0}$ = Number of shares of company (i) on the base date
- $p_{it}$ = Price of stock (i) at time (t)
- $q_{it}$ = Number of shares of company (i) at time (t)
- $f_{it}$ = Free float factor of company (i) at time (t)
- $C_t$ = Adjustment factor for the base date *market capitalisation*
- $t$ = *Time the index is computed*
- $M_t$ = Free float market capitalization of the index at time (t)
- $B_t$ = Adjusted base date market capitalization of the index at time (t)
- $X_{it}^{EUR}$ = Cross rate: domestic currency in euros of company (i) at time (t)
- base value = 1,000 for style and blue chip indexes; and 100 for all other indexes on the relevant base date

## 6.2 Data Accuracy

The data accuracy for the index calculation is:

- Input data and other underlying data: Rounded to seven decimal places
- Index divisors: Rounded to integers
- Free float factors: Rounded to four decimal places
- Index values: Rounded to two decimal places for dissemination.

## 6.3 Input Data Sources

The input data sources for the index calculation include:

- Trading platforms
- Regulatory agencies
- Companies in the investable stock universe
- Related service providers

## 6.4 Input Data Monitoring

The real time input data feeds for the index calculation are monitored by:

- Data filters
- Quality assurance tools
- Verification against secondary sources

## 6.5 Input Data Correction

The correction procedures for incorrect or missing input data are:

- Input data: Corrected immediately
- Real time index values: Not retroactively corrected because the index calculation is real time

## 6.6 Index Divisor Adjustment

The index divisors are adjusted due to corporate actions:

$$D_{t+1} = D_t \cdot \frac{\sum (p_{it} \cdot q_{it} \cdot f_{it}) \pm \Delta MC_{t+1}}{\sum (p_{it} \cdot q_{it} \cdot f_{it})}$$

Where:

$D_t$ = Divisor at time (t)

$D_{t+1}$ = Divisor at time (t+1)

$p_{it}$ = Stock price of company (i) at time (t)

$f_{it}$ = Free float factor of company (i) at time (t)

$q_{it}$ = Number of shares of company (i) at time (t)

$\Delta MC_{t+1}$ = For companies with corporate actions effective at time (t+1), free float market capitalisation calculated with adjusted closing prices and new number of shares at time (t+1) minus free float market capitalisation calculated with closing prices and number of shares at time (t)

For the corporate actions listed below, the following assumptions apply:

- Shareholders will receive 'B' new shares for every 'A' share held (where applicable)
- If the new shares have a dividend disadvantage – i.e. the new shares have a different dividend from the old shares – the price for these new shares will be adjusted accordingly

1. Cash dividend (applied to total return indexes only) — Divisor ↘
   Adjusted price = closing price – dividend announced by the company * (1 – withholding tax)

2. Special cash dividend (applied to price and total return indexes) — Divisor ↘
   Adjusted price = closing price – dividend announced by the company * (1 – withholding tax)

3. Split and reverse split — Divisor ↔
   Adjusted price = closing price * A / B
   New number of shares = old number of shares * B / A

4. Rights offering — Divisor ↗
   Adjusted price = (closing price * A + subscription price * B) / (A + B)
   New number of shares = old number of shares * (A + B) / A

5. Stock dividend — Divisor ↔
   Adjusted price = closing price * A / (A + B)
   New number of shares = old number of shares * (A + B) / A

6. Stock dividend of another company — Divisor ↘
   Adjusted price = (closing price * A – price of the other company * B) / A

7. Return of capital and share consolidation — Divisor ↘
   Adjusted price = [closing price – dividend announced by company * (1 – withholding tax)] * A / B
   New number of shares = old number of shares * B / A

8. Repurchase shares/self tender — Divisor ↘
   Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares)
   New number of shares = old number of shares – number of tendered shares

## B- S&P500®

**S&P 500 INDEX CALCULATION METHODOLOGY**

$$\frac{\text{Total Market Value of 500 Companies}}{\text{Latest Index Divisor}} = \text{S\&P 500 Index Value}$$

**SAMPLE: THREE-STOCK INDEX CALCULATION**

Step 1. Calculate Three-Stock Index Market Value for Day 1 (Base Period).

| Stock | Share Price | Number of Common Shares Outstanding | Market Value |
|---|---|---|---|
| A | $20.00 | 50,000 | $1,000,000 |
| B | 30.00 | 100,000 | 3,000,000 |
| C | 40.00 | 150,000 | 6,000,000 |
| | Day 1 (Base Period) Market Value | | $10,000,000 |

Step 2. Index Base Period Market Value and Determine Base Period Divisor.

Set Base Period Market Value equal to an Index number of 10

$10,000,000 = 10

Determine Divisor for Base Period.

$$\frac{\text{Total Market Value}}{\text{Latest Index Divisor}} = \text{Index Value}$$

$$\frac{\$10,000,000}{\text{Latest Index Divisor}} = 10$$

Latest Index Divisor = 1,000,000

Step 3. Calculate Three-Stock Index Value for Day 2.

| Stock | Share Price | Number of Common Shares Outstanding | Market Value |
|---|---|---|---|
| A | $22.00 | 50,000 | $1,100,000 |
| B | 33.00 | 100,000 | 3,300,000 |
| C | 44.00 | 150,000 | 6,600,000 |
| | Day 2 Market Value | | $11,000,000 |

$$\frac{\text{Day 2 Market Value}}{\text{Latest Index Divisor}} = \text{Index Value}$$

$$\frac{\$11,000,000}{1,000,000} = \text{Index Value}$$

Day 2 Three-Stock Index = 11

## INDEX MAINTENANCE

Maintaining the S&P 500 Index includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to restructurings or spinoffs. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index. Other corporate actions, such as share issuances, change the market value of the Index and require an Index Divisor adjustment to prevent the value of the Index from changing due to the corporate action.

Adjusting the Index Divisor for a change in market value leaves the value of the S&P 500 Index unaffected by the corporate action. This helps keep the value of the Index accurate as a barometer of stock market performance and ensures that the movement of the Index does not reflect the corporate actions of the companies in the Index. All Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P 500 Index. Any change in the S&P 500 Index Divisor also affects the corresponding Standard & Poor's major industry sector, economic sector, and individual industry group divisors.

The following table summarizes the types of S&P 500 Index maintenance adjustments and indicates whether a Divisor adjustment is required.

On the following pages are more detailed examples of the most frequently occurring Index Divisor adjustments.

**S&P 500 - TYPES OF MAINTENANCE ADJUSTMENTS**

| Type of Corporate Action | Adjustment Factor | Divisor Adjustment Required |
|---|---|---|
| Company Change (Addition & Removal) | Add new company market value minus old company market value | Yes |
| Share Issuance (i.e. change ≥ 5%) | Shares Outstanding plus Newly Issued Shares | Yes |
| Share Repurchase (i.e. change ≥ 5%) | Shares Outstanding minus Repurchased Shares | Yes |
| Spinoff | Price of Parent company minus $\left(\frac{\text{Price of Spinoff Co.}}{\text{Share Exchange Ratio}}\right)$ | Yes |
| Stock Split (i.e. 2x1) | Shares Outstanding multiplied by 2 Stock Price divided by 2 | No |
| Special Cash Dividends | Share Price minus Special Dividend | Yes |
| Rights Offering | Price of parent company minus $\left(\frac{\text{Price of Rights}}{\text{Right Ratio}}\right)$ | Yes |

Company Addition and Removal: In this example, shares in company D replace shares in company B in the Index. This is equivalent to a company change in the S&P 500 Index and requires a Divisor adjustment. The key to making this adjustment is that the value of the Index is temporarily frozen after the close of trading while the Divisor is adjusted for the difference in market value of the two companies. The Index value does not change; only the divisor changes. In this example, the market value of company D is twice that of company B. Therefore, the Index Divisor increases.

**S&P 500 DIVISOR ADJUSTMENTS - COMPANY ADDITIONS AND REMOVALS**

Step 1. Calculate Index Value as of Day 2

| Stock | Share Price | Number of Common Shares Outstanding | Market Value |
|---|---|---|---|
| Company A | $30 | 50,000 | $1,500,000 |
| Company B | 30 | 100,000 | 3,000,000 |
| Company C | 50 | 150,000 | 7,500,000 |
| Total | | | $12,000,000 |

$$\frac{\text{Total Market Value}}{\text{Latest Index Divisor}} = \text{Index Value}$$

$$\frac{12{,}000{,}000}{1{,}000{,}000} = 12$$

Step 2. Replace shares in Company B with shares in Company D after the close of trading on Day 2

| Stock | Share Price | Number of Common Shares Outstanding | Market Value |
|---|---|---|---|
| Company A | $30 | 50,000 | $1,500,000 |
| Company D | 40 | 150,000 | 6,000,000 |
| Company C | 50 | 150,000 | 7,500,000 |
| Total | | | $15,000,000 |

Solve for new Divisor

$$\frac{15{,}000{,}000}{\text{New Divisor}} = 12$$

$$\frac{15{,}000{,}000}{12} = 1{,}250{,}000$$

New Divisor = 1,250,000

Share Issuance: This example shows a share issuance by company A, which issues 50 million new common shares. As a result, its market value increases. Once again, the Index value does not change, but a Divisor adjustment is required. The increase in shares outstanding for company A also increases the Index Divisor.

**S&P 500 DIVISOR ADJUSTMENT — SHARE ISSUANCE**

Step 1. Calculate Index Value as of Day 2.

| Stock | Share Price | Number of Common Shares Outstanding | Market Value |
|---|---|---|---|
| Company A | $40 | 50,000 | $2,000,000 |
| Company B | 45 | 150,000 | 6,750,000 |
| Company C | 55 | 150,000 | 8,250,000 |
| Total | | | $17,000,000 |

$$\frac{\text{Total Market Value}}{\text{Latest Index Divisor}} = \text{Index Value}$$

$$\frac{17,000,000}{1,250,000} = 13.6$$

Step 2. Company A shares outstanding increased by 50,000 at close of trading on Day 2. Calculate new Divisor.

| Stock | Share Price | Number of Common Shares Outstanding | Market Value |
|---|---|---|---|
| Company A | $40 | 100,000 | $4,000,000 |
| Company B | 45 | 150,000 | 6,750,000 |
| Company C | 55 | 150,000 | 8,250,000 |
| Total | | | $19,000,000 |

Solve for new Divisor: $$\frac{19,000,000}{\text{New Divisor}} = 13.6$$

$$\frac{19,000,000}{13.6} = 1,397,059$$

New Divisor = 1,397,059

Company Spinoff. Company C plans to spin off part of its operating business to shareholders. As a result, the stock price of company C will drop by $10, the when issued price of the spinoff company. A Divisor adjustment is required to compensate for the drop in stock price and market value of company C. As a result, the Index Divisor is adjusted downward.

**S&P 500 DIVISOR ADJUSTMENT – COMPANY SPINOFF**

Step 1. Calculate Index Value as of Day 4.

| Stock | Share Price | Number of Common Shares Outstanding | Market Value |
|---|---|---|---|
| Company A | $35 | 100,000 | $3,500,000 |
| Company D | 40 | 150,000 | 6,000,000 |
| Company C | 50 | 150,000 | 7,500,000 |
| Total | | | $17,000,000 |

$$\frac{\text{Total Market Value}}{\text{Latest Index Divisor}} = \text{Index Value}$$

$$\frac{17,000,000}{1,337,838} = 12.7$$

Step 2. XYZ is spun off to shareholders of Company C effective Day 5. XYZ is not included in Index. At the close of trading on Day 4, the stock price of Company C is adjusted downward by $10 for the spinoff. Calculate New Divisor.

| Stock | Share Price | Number of Common Shares Outstanding | Market Value |
|---|---|---|---|
| Company A | $35 | 100,000 | $3,500,000 |
| Company D | 40 | 150,000 | 6,000,000 |
| Company C | 40 | 150,000 | 6,000,000 |
| Total | | | $15,500,000 |

Solve for new Divisor.

$$\frac{15,500,000}{\text{New Divisor}} = 12.7$$

$$\frac{15,500,000}{12.7} = 1,220,472$$

New Divisor = 1,220,472

Stock Splits and Stock Dividends: Transactions regarding stock splits and stock dividends do not affect the Divisor of the S&P 500 Index, because the resulting market value of a company is unchanged. Both the stock price and the number of shares outstanding are adjusted such that there is no change in the market value of the company. All stock split and dividend adjustments are made after the close of trading on the day before the ex-dividend date.

**S&P 500 — STOCK SPLIT**

Company A announces a 2-for-1 stock split effective Day 6. At close of trading on Day 5, Company A's stock price and shares are adjusted.

| Stock | Share Price | Number of Common Shares Outstanding | Market Value |
|---|---|---|---|
| Company A | $40 | 100,000 | $4,000,000 |
| Company B | 45 | 150,000 | 6,750,000 |
| Company C | 50 | 150,000 | 7,500,000 |
| Total | | | $18,250,000 |

$$\frac{\text{Total Market Value}}{\text{Latest Index Divisor}} = \text{Index Value}$$

$$\frac{18{,}250{,}000}{1{,}270{,}492} = 14.4$$

| Stock | Share Price | Number of Common Shares Outstanding | Market Value |
|---|---|---|---|
| Company A | $20 | 200,000 | $4,000,000 |
| Company B | 45 | 150,000 | 6,750,000 |
| Company C | 50 | 150,000 | 7,500,000 |
| Total | | | $18,250,000 |

$$\frac{18{,}250{,}000}{1{,}270{,}492} = 14.4$$

The Index Divisor is not adjusted for a stock split because there is no change in market value.

*****

## C - NIKKEI 225

The Nikkei Stock Average is the average price of 225 stocks traded on the first section of the Tokyo Stock Exchange, but it is different from a simple average in that the divisor is adjusted to maintain continuity and reduce the effect of external factors not directly related to the market.

**(1) Equation**

$$\text{Nikkei Average} = \frac{\text{Sum of stock prices of 225 constitutents}}{\text{Divisor}}$$

a) Stocks that do not have a par value of 50 yen are converted to 50 yen par value.
b) Numbers are rounded to two digits after the decimal point, or hundredths, to calculate the average.
c) Priority in the usage of prices are:

1. Current special quotation (closing special quotation).
2. Current price (closing price).
3. Standard price, which is defined as follows:

The theoretical price of ex-rights, a special quotation from the previous day or the closing price from the previous day, in this order of priority.

**(2) Adjustment of divisors**

When components change or when they are affected by changes outside of the market, the divisor is adjusted to keep the index level consistent.

1) In the case of ex-rights

$$\text{New Divisor} = \frac{\text{Old Divisor X(sum of stock prices cum rights - sum of rights prices)}}{\text{sum of stock prices cum rights}}$$

Rights prices = last cum stock price - theoretical value of ex-rights

$$\text{Theoretical value of ex-rights} = \frac{\text{last cum stock price+paid-in amount X paid-in allotment ratio}}{\text{paid-in allotment ratio + split allotment ratio}}$$

When there is no split or a reverse split, the split-allotment ratio shall be one.

2) In case of capital decrease

$$\text{Theoretical value of ex-rights} = \frac{\text{last cum stock price}}{\text{1-ratio of capital decrease}}$$

3) In the case of replacement of components in the average

Rights price = price of replaced components - price of added components

4) In the case of stock buyback by issuer

Divisor not adjusted

**(3) Magnifications**

$$\text{Adjusted magnification} = \frac{225}{\text{divisor}}$$

$$\text{Adjusted magnification} = \frac{\text{Adjusted average}}{\text{mathematical average}} = \frac{\text{sum of stock prices}}{\text{divisor}} / \frac{\text{sum of stock prices}}{225} = \frac{225}{\text{divisor}}$$